Exhibit 99.1

Milagros Cigüeñas Roxana Mossi Fernando Castillo, CFA Andrea Sertzen, FRM Diego Nieto, FRM Sebastian del Águila Sebastian Ardiles investorrelations@credicorpperu.com 1Q/2022

Earnings Release 1Q / 2022
Table of Contents
1Q22 Operating and Financial Highlights	03

Senior Management Quotes	04

First Quarter 2022 Earnings Conference Call	05

Summary of Financial Performance and Outlook	06

Financial Overview	10

Credicorp’s Strategy Update	11

Analysis of 1Q22 Consolidated Results

01	Loan Portfolio	14
02	Deposits	20
03	Interest Earning Assets and Funding	23
04	Net Interest Income	24
05	Provisions	27
06	Other Income	29
07	Insurance Technical Results	31
08	Operating Expenses	33
09	Operating Efficiency	35
10	Regulatory Capital	36
11	Economic Outlook	38
12	Appendix	43

Earnings Release 1Q / 2022
Senior Management Quotes
Credicorp Ltd. Reports First Quarter 2022 Financial and Operating Results
ROAE of 17% Driven by Higher Core Income and Lower Provisions
Advancing in Sustainability Journey, Accelerating Digital Strategy, and Retaining and Attracting the Best Talent
Lima, Peru – May 5, 2022 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with presence in Chile, Colombia, Bolivia and Panama; today reported its unaudited results for the first quarter of 2022 ended March 31, 2022. Financial results are expressed in Peruvian Soles and are presented in accordance with International Financial Reporting Standards (IFRS).
1Q22 OPERATING AND FINANCIAL HIGHLIGHTS
•	Net Income attributable to Credicorp reached S/1,136 million, up 72% YoY, driven by higher core income and lower provisions, resulting in a ROAE of 17.0% in 1Q22
•	Structural Loans increased 12.4% YoY (+12.3% FX (Foreign Exchange) Neutral) and 0.6% QoQ (+2.7% FX Neutral) in average daily balances.
•	Total Deposits reached S/147,916 million in 1Q22, decreasing 0.5% YoY (+0.3% FX Neutral) and 1.6% QoQ (+2.3% FX Neutral). Low-cost Deposits accounted for 60% of Total Funding.
•
Structural NPL ratio declined 90bps YoY to 5.1% driven by higher structural loan volumes and an improvement in payment behavior. Structural Cost of Risk at 0.79%, below pre-pandemic levels while Allowance and NPL Coverage ratios continued to decline to more typical levels, standing at 6.3% and 123.0%, respectively.

•	Core Income up 17.7% YoY driven by increases of 19.3% in Net Interest Income (NII), 7.3% in Fees and 45.8% in Gains on FX Transactions.
•
Efficiency Ratio of 44.5%, versus 49.5% in 4Q21 and 44.0% in 1Q21. This evolution reflects higher expenses related to an increase the transactional cost, in line with growth in transactions; an uptick in digital transformation and innovation initiatives; and an increase in variable compensation, in a context marked by higher earnings.

•
Solid Capital base, CET1 Ratio stood at 11.6% at BCP Stand Alone and 15.2% at Mibanco, up 62bps and 48bps YoY, respectively. As of 2022, both subsidiaries report management solvency levels in IFRS. Therefore, CET1 ratio figures will differ from what is reported for 1Q21.

•
Progress in Strategic Initiatives, where Digital Clients at BCP Stand Alone, accounted for 57% of total retail clients as of March 2022. Additionally, Credicorp’s businesses financially included 347 thousand people this quarter.

Subsequent Events
•	On April 28, 2022, Credicorp announced a S/ 15 soles cash dividend per share to be paid on June 10, 2022.

Earnings Release 1Q / 2022
Senior Management Quotes

SENIOR MANAGEMENT QUOTES

We started the year on strong footing by delivering on our operating milestones and financial metrics while enhancing shareholder value. Despite political turmoil, results for the quarter underscore the successful execution of multiple initiatives across our LOBs and demonstrate the effectiveness of our strategy as we captured opportunities across our core business, capitalized on synergies, and leveraged our brand and scale. Against this backdrop we increased our declared dividend to 15 soles/share for the 2021 fiscal period. Guided by our three key strategic priorities, which are centered on progressing in our sustainability journey; accelerating our digital strategy; and ensuring we continue to retain and attract the best talent, we remain focused on unlocking Credicorp's full disruptive, scalable, and market expansion potential.” Gianfranco Ferrari, CEO

We are pleased to report an 18% year-on-year-increase in Core Income driven by contributions from NII, fees and gains on FX transactions. NII stands out this quarter, led by a more profitable asset mix with structural loans up in the mid-teens and a robust base of low-cost deposits. Our initiatives to drive higher transactional activity contributed to the positive trend in fee growth while supporting higher gains on FX transactions, which reflected our ability to leverage intelligence capabilities in a volatile FX market. All in all, we delivered strong profitability this quarter, with consolidated ROAE of 17% for the first quarter.” César Ríos, CFO

Earnings Release 1Q / 2022

FIRST QUARTER 2022 EARNINGS CONFERENCE CALL
Date: Friday May 6, 2022
Time: 10:30 am ET (9:30 am Lima, Peru time)
Hosts: Gianfranco Ferrari - CEO, Cesar Rios - Chief Financial Officer, Francesca Raffo – Chief Innovation Officer, Reynaldo Llosa - Chief Risk Officer, Diego Cavero - Head of Universal Banking, Cesar Rivera - Head of Insurance and Pensions, and Investor Relations Team.
To pre-register for the listen-only webcast presentation use the following link:
https://dpregister.com/sreg/10163110/f0c1ec1a46
Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.
Those unable to pre-register may dial in by calling:
1 844 435 0321 (U.S. toll free)
1 412 317 5615 (International)
Conference ID: Credicorp Conference Call
The webcast will be archived for one year on our investor relations website at:
https://credicorp.gcs-web.com/events-and-presentations/upcoming-events
For a full version of Credicorp´s First Quarter 2022 Earnings Release, please visit:
https://credicorp.gcs-web.com/financial-information/quarterly-results

Earnings Release 1Q / 2022
Summary of Financial Performance and Outlook

Structural Loans (in Average Daily Balances)

Structural loans increased 2.7% QoQ, excluding the exchange rate effect. This evolution was driven by the Wholesale, Consumer and SME-Pyme segments at BCP Stand-alone, which experienced an uptick in the generation of leads, and by Mibanco, which reported an improvement in the productivity.
YoY growth, excluding the exchange rate effect, stood at 12.3%. This increase was primarily driven by Wholesale Banking, which registered a lower base effect in 1Q21, and by Retail Banking and Mibanco, for the reasons indicated in the QoQ analysis.

Deposits
Deposits increased 2.3% QoQ, excluding the exchange rate effect. This growth was spurred mainly by Time deposits in Local Currency (LC) held by corporate clients and by savings deposits in Foreign Currency (FC), in a context of exchange rate volatility.
YoY growth, excluding the exchange rate effect, stood at 0.3%. This expansion was primarily attributable to expansion in low-cost deposits in FC, which reflected the impact of government relief measures and the fact that clients sought refuge in stable currencies like the US Dollar. This increase was partially offset by a decrease in demand deposits in LC, which reflected amortizations of Reactiva loans. Severance Indemnity Deposits (CTS) fell by nearly half after funds were released under government relief mandates.
Net Interest Income (NII) and Margin (NIM)
NII rose 2.3% QoQ to S/2,534 million. This evolution was attributable to the LC balance, where financial income was driven upward by an increase in structural loans; a decrease in less profitable assets; and an uptick in Peru’s reference rate.   The aforementioned was partially offset by growth in financial expenses, which was attributable to growth in time deposits in LC. In this context, NIM rose 19bs to 4.44%.
YoY, NII grew 19.3%. This positive evolution was driven by growth in financial income due to an uptick in structural loan volumes and in yields on short-term Interest Earning Assets (IEAs) in LC. Financial expenses fell, impacted by a non-recurring charge in 1Q21, which reflected the impact of liability management transactions at BCP. In this context, NIM rose 71bps.

Earnings Release 1Q / 2022
Summary of Financial Performance and Outlook

Portfolio Quality and Structural Cost of Risk (CoR)
The structural NPL ratio increased 24bps QoQ. Growth was fueled primarily by the SME-Pyme segment, where delinquency is concentrated in tranches of less than 30 days and are considered highly recoverable.
YoY, the NPL ratio fell 94bps. This drop was mainly attributable to an improvement in the risk profile of origination at Mibanco and to Individuals, which experienced an increase in clients’ liquidity due to AFP fund releases.
The CoR deteriorated QoQ. This was primarily attributable to a base effect in SME-Pyme and to Mibanco, as provisions hit a record low in 4Q21.
YoY, the structural CoR improved at the vast majority of subsidiaries due to an uptick in macroeconomic projections and growth in liquidity across the financial system.
The Coverage ratio for the structural portfolio continued to follow a downward trend due to a reduction in Allowance for loan losses; nonetheless, levels remain below pre-pandemic levels.
Other Income
Other Core Income (Fees + Gains on FX) fell QoQ due to seasonal factors. YoY, Other Core Income rose 14% due to growth in transactions and an increase in exchange rate volatility.
Other Non-core Oncome fell QoQ and YoY due to the net loss on securities at Pacifico, which was attributable to impairment in its fixed income investments, and to losses on investments in fixed-income mutual funds at Credicorp Stand-alone.
Insurance Underwriting Result
The Insurance Underwriting Result continued to follow an upward trend QoQ and YoY, driven by claims normalization in the Life business. Additionally, total premiums rose in a context marked by economic reactivation and price adjustments.

Earnings Release 1Q / 2022
Summary of Financial Performance and Outlook

Efficiency

The Efficiency Ratio deteriorated 50bps YoY to stand at 44.5%. This evolution reflected an increase in expenses related to growth in transactional cost, which was in line with an uptick in transactions; investment in the digital transformation strategy; and an increase in variable remuneration in line with higher profits.  If we exclude operating expenses on investments and disruptive initiatives (Yape + Krealo), the efficiency ratio would have stood at 42.5%, which is 200bps lower than the one reported.

Net income attributable to Credicorp

Net income attributable to Credicorp stood at S/1,136 million, which represented an increase of 7.2% and 72% in terms of 4Q21 and 1Q21 respectively. This growth was driven by an increase in core income and a decrease in provisions. In this context, ROAE stood at 17%.

Contributions* and ROAE by subsidiary in 1Q22
(S/ millions)

*Contributions to Credicorp reflect the eliminations for consolidation purposes (eliminations for transactions among Credicorp’s subsidiaries or between Credicorp and its subsidiaries).
- The figure is lower than the net income of BCP Stand Alone as contribution do not consider investments in other Credicorp subsidiaries (Mibanco).
- The figure is lower than the net income of Mibanco as Credicorp owns 99.921% of Mibanco (directly and indirectly).
- The contribution is higher than Grupo Pacifico’s net income because Credicorp owns 65.20% directly, and 33.57% through Grupo Credito.
- Includes Grupo Credito excluding Prima (Servicorp and Emisiones BCP Latam), others of Atlantic Security Holding Corporation and others of Credicorp Ltd.

Earnings Release 1Q / 2022
Summary of Financial Performance and Outlook
Universal Banking Business

BCP Stand-alone reported strong profitability driven by robust core income and lower provisions. Core income was boosted by an uptick in structural loans; growth in interest rates; controlled funding costs; and growth in fees and gains on FX transactions, due to an uptick in transactional levels and FX volatility respectively.

Insurance and Pension Businesses

Pacifico insurance underwriting results continued to recover as COVID-19 related claims in the Life business subside and P&C claims normalize.

Microfinance Business

Mibanco presents solid growth and its hybrid model continued to play a crucial role enabling record levels of structural disbursements. This led to higher core income but was partially offset by provisions, which registered more typical levels. Advances in efficiency and risk management after consolidation of the hybrid model.

Investment Banking & Wealth Management

The IB & WM business is challenged by the current environment. Market volatility and political uncertainty negatively impacted the non-core businesses while AM & WM reflect the impact of last year´s funds outflows.

Outlook

Given the current environment of increasing interest rates and high levels of transactional activity, Credicorp has revised its guidance for 2022. The Company expects to close 2022 with an ROE at around 17.5%, at the higher end of its initial guidance range. The main drivers of ROE include:
i) a dynamic growth of the structural portfolio,
ii) an increase in net interest margin,
iii) historically low levels of cost of risk and,
iv) significant investments in disruptive innovation.

Earnings Release 1Q / 2022
Financial Overview

Credicorp Ltd.	Quarter			% change
S/ 000	1Q21	4Q21	1Q22	QoQ	YoY
Net interest, similar income and expenses	2,123,383	2,477,847	2,534,090	2.3%	19.3%
Provision for credit losses on loan portfolio, net of recoveries	(557,647)	(126,782)	(257,590)	103.2%	-53.8%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	1,565,736	2,351,065	2,276,500	-3.2%	45.4%
Total other income	1,194,530	1,301,959	1,242,749	-4.5%	4.0%
Insurance underwriting result	(65,247)	127,657	141,546	10.9%	-316.9%
Total other expenses	(1,680,271)	(2,221,574)	(1,950,182)	-12.2%	16.1%
Profit (loss) before income tax	1,014,748	1,559,107	1,710,613	9.7%	68.6%
Income tax	(337,599)	(471,860)	(546,001)	15.7%	61.7%
Net profit (loss)	677,149	1,087,247	1,164,612	7.1%	72.0%
Non-controlling interest	16,351	26,631	27,786	4.3%	69.9%
Net profit (loss) attributable to Credicorp	660,798	1,060,616	1,136,826	7.2%	72.0%
Net profit (loss) / share (S/)	8.28	13.30	14.25	7.2%	72.0%
Loans	137,031,239	147,597,412	144,621,513	-2.0%	5.5%
Deposits and obligations	148,626,339	150,340,862	147,915,964	-1.6%	-0.5%
Net equity	24,529,958	26,496,767	26,872,626	1.4%	9.6%
Profitability
Net interest margin	3.73%	4.25%	4.44%	19 pbs	71 pbs
Risk-adjusted Net interest margin	2.75%	4.04%	3.99%	-5 pbs	124 pbs
Funding cost	1.43%	1.24%	1.33%	9 pbs	-10 pbs
ROAE	10.7%	16.4%	17.0%	60 pbs	630 pbs
ROAA	1.1%	1.7%	1.9%	20 pbs	80 pbs
Loan portfolio quality
Internal overdue ratio (1)	3.55%	3.76%	4.06%	30 pbs	51 pbs
Internal overdue ratio over 90 days	2.77%	2.85%	3.06%	21 pbs	29 pbs
NPL ratio (2)	4.98%	4.98%	5.25%	27 pbs	27 pbs
Cost of risk (3)	1.63%	0.34%	0.71%	37 pbs	-92 pbs
Coverage ratio of IOLs	200.2%	152.7%	140.7%	-1200 pbs	-5950 pbs
Coverage ratio of NPLs	142.9%	115.3%	108.9%	-640 pbs	-3400 pbs
Operating efficiency
Efficiency ratio (4)	44.0%	49.5%	44.5%	-500 pbs	50 pbs
Operating expenses / Total average assets	2.83%	3.52%	3.23%	-29 pbs	40 pbs
Insurance ratios
Combined ratio of P&C (5) (6)	85.5%	86.5%	94.4%	790 pbs	890 pbs
Loss ratio (6)	96.4%	71.3%	69.1%	-220 pbs	-2730 pbs
Capital adequacy - BCP Stand-alone (7)
Global Capital ratio (8)	16.46%	14.94%	15.79%	85 pbs	-67 pbs
Tier 1 ratio (9)	10.59%	9.94%	10.74%	80 pbs	15 pbs
Common equity tier 1 ratio (10) (12)	11.01%	11.91%	11.63%	-28 pbs	62 pbs
Capital adequacy - Mibanco (7)
Global Capital ratio (8)	17.83%	16.40%	15.61%	-79 pbs	-222 pbs
Tier 1 ratio (9)	14.48%	13.96%	13.24%	-72 pbs	-124 pbs
Common equity tier 1 ratio (10) (12)	14.73%	15.24%	15.21%	-3 pbs	48 pbs
Employees	36,233	36,358	36,199	-0.4%	-0.1%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%	0.0%
Treasury Shares (11)	14,872	14,850	14,862	0.1%	-0.1%
Outstanding Shares	79,510	79,532	79,520	0.0%	0.0%
(1) Internal overdue loans: includes overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue ratio: Internal overdue loans / Total loans.
(2) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.
(3) Cost of risk: Annualized provision for loan losses, net of recoveries / Total loans.
(4) Efficiency ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost) / (Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions  + Net Gain From associates + Net gain on derivatives held for trading  + Result on exchange differences + Net Premiums Earned).
(5) Combined ratio = (Net claims / Net earned premiums) + [(Acquisition cost + Operating expenses) / Net earned premiums]. Does not include Life insurance business.
(6) Considers Grupo Pacifico's figures before eliminations for consolidation to Credicorp.
(7) All Capital ratios for BCP Stand-alone and Mibanco are based on Peru GAAP.
(8) Regulatory Capital / Risk-weighted assets (legal minimum = 10% since July 2011).
(9) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(10) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.
Adjusted Risk-Weighted Assets = Risk-weighted assets - (RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses)."
(11) Consider shares held by Atlantic Security Holding Corporation (ASHC) and stock awards.
(12) Common Equity Tier I calculated based on IFRS Accounting.

Earnings Release 1Q / 2022
Credicorp’s Strategy Update
Credicorp’s strategy focuses on three priorities:

1.	Accelerating Digital Transformation and Innovation at the Credicorp Level
2.	Ensuring the Best Talent Offering an Integral Value Proposition
3.	Integrating Sustainability, at the Core of How Credicorp Does Business

Accelerating Digital Transformation and Innovation at the Credicorp Level

Credicorp’s digital strategy is a fundamental component of its quest to live its purpose, reflect its values and achieve its strategic objectives: Experience, Efficiency and Growth. The Company constantly challenges itself, innovates and disrupts its markets to strengthen its competitive position.

Through its client-centered focus, the Company has been developing its capacities, including: 1) a mindset of self-disruption, 2) an agile culture and focus on the user experience, 3) development of digital talent and 4) solid technological capabilities for Data Analytics, Information Technology and Cybersecurity, with an eye on consolidating its position as a data-driven organization.
Credicorp is accelerating its innovation strategy to capture new digital opportunities and expand its market potential. For this purpose, in 1Q22, the Company implemented a governance scheme to further promote innovation across the organization and created two new governance bodies at the Group level:

1.
The Innovation Committee, which defines the strategic guidelines for innovation at the Credicorp level, including the investment appetite; competitive domains; funding strategy; and resource allotment. This committee will make management decisions with regard to the innovation portfolio; and

2.	The Innovation Round Table, which will facilitate the process to identify opportunities and share ideas and synergies within the Group.

The objective of this new governance structure is to strengthen the Company’s disruptive and entrepreneurial culture while providing an additional layer of management to support innovation and optimize the return on investment in innovation.

Credicorp’s innovation initiatives are taking place: internally, through innovation laboratories at each of our subsidiaries, or externally through Krealo, the Corporate Venture Capital Center.

The digital operating indicators listed below are directed at measuring the following strategic objectives:

Experience	Efficiency	Growth

Transformation of traditional businesses (1)	Subsidiary	1Q19	1Q21	1Q22
Day-to-day
Digital Clients (2)	BCP	32%	56%	57%
Digital Monetary Transactions (3)	BCP	22%	46%	53%
Transactional Cost per Unit (S/)	BCP	0.40	0.21	0.15
Disbursements through Leads (4)	Mibanco	N.A.	61.5%	76.9%
Disbursements through Alternative Channels (5)	Mibanco	15.1%	21.0%	45.5%
Cashless
Cashless Transactions (6)	BCP	18%	36%	39%
Mobile Banking Rating	BCP	3.2	3.1	3.9
Digital Acquisition
Digital Sales (7)	BCP	9%	36%	34%
(1)	Figures as of March 2019, 2021 and 2022
(2)
Digital clients: Retail banking customers who carry out 50% of their monetary transactions through digital channels; or bought products online in the last 12 months. Digital Clients/ Total retail clients.

(3)	Retail Transactions made through Mobile Banking, Internet Banking, Yape and Telecredito / Total Retail monetary transactions.
(4)	Disbursements generated by a lead/ Total disbursements.
(5)	Disbursements made to alternative channels/ Total disbursements.
(6)	Retail amount transacted through Mobile Banking, Internet Banking, Yape and POS/ Total retail amount transacted.
(7)	Retail Units sold through digital channels/ Total Retail Units sold.

Earnings Release 1Q / 2022
Credicorp’s Strategy Update

Disruptive Initiatives: Yape (1)	1Q19	1Q21	1Q22
Cashless
Users (thousands)	726	5,933	9,133
% of BCP Client Users (2)	100%	64%	52%
% of Yapecard Users (3)	N.A.	30%	42%
Active Users (millions) (4)	0.3	2.8	5.1
% Active Monthly Users (5)	35%	47%	56%
No. of Monthly Transactins (thousand)	896	22,574	69,238
Monthly Transaction Amount (million, S/)	42	1,625	4,075
Monthly Transactions per Active User (6)	1	8	13
(1)    Figures as of March 2019, 2021 and 2022
(2)    BCP Clients who are Yape users/ Total Yape users
(3)    Yapecard users/ Total Yape users
(4)    Yape users who at least have made a transaction in a month
(5)    Yape users who at least have made a transaction in a month/ Total Yape users
(6)    Number of Yape transactions in a month/ Active users

Ensuring the Best Talent Offering an Integral Value Proposition

Credicorp seeks to secure the best talent and manage their potential, development and succession with a comprehensive value proposition that strikes a balance between human and business perspectives.

The Company’s talent strategy strives to accompany the Group’s transformation and growth in a highly competitive environment for technological and digital profiles. The new models for hybrid and remote work have generated new opportunities and hiring modalities by facilitating borderless hiring.

In this context, Credicorp seeks to offer current and potential employees a proposal that focuses on development, flexibility and wellbeing. The Talent strategy’s priority in 2022 focuses on to developing and attracting talent with technological and digital capacities; evolving the model for executive compensation; and accelerating initiatives for gender equality.

Integrating Sustainability, at the Core of How Credicorp Does Business

We are convinced that the only way that we can lead and stand the test of time is to be in harmony with our environment as we generate positive impacts through everything we do.  As such, to strengthen its performance and long-term competitiveness, the Company has situated sustainability at the core of its businesses’ strategic management.

The Sustainability Strategy is articulated through three pillars:

Create a more sustainable and inclusive economy	Improve the financial health of citizens	Empower our people to thrive

For more information on our 2020-2025 Sustainability Program, please click here to review the recently published 2020-25 Sustainability Strategy Update.

Earnings Release 1Q / 2022
Credicorp’s Strategy Update
Recent Advances in the Sustainability Program

This program’s efforts are being recognized by the market. In December 2021, MSCI elevated Credicorp’s ESG Rating to the Leader category and in February 2022, Sustainalytics reduced Credicorp’s Risk Score to “Medium” risk.

The most noteworthy milestones that the Company reached on its ESG journey in the first quarter of 2022, by front:

Environmental Front

•	Expanded the scope of BCP’s Eco-factoring product, which disbursed US$4 million during the quarter;
•	Launched green financial products at BCP Bolivia to finance the import and acquisition of electric cars; and
•	Developed the capacities of more than 100 executives at Credicorp Capital to execute sustainable issuances .

Social Front

•	Financially included more than 347 thousand people through Yape, Soli and Mibanco;
•	Financial education to more than 136 thousand people through different initiatives from BCP, BCP Bolivia, Mibanco, Pacifico and Prima AFP;
•	Facilitated the economic independence of 6 thousand women entrepreneurs through Mibanco’s Credito Mujer product, which registered disbursements for almost US$3 million; and
•
Issued the first social gender bond ever executed by a microfinance company in Colombia for a total of US$28.5 million, these funds will promote the financial inclusion of microbusiness owners through the program “Mujeres Pa’lante”.

Government Front

•
The Monitor Empresarial de Reputación Corporativa (MERCO), a reference point for corporate monitoring in Ibero-America, included two of the Group’s subsidiaries in the top 20 companies for Corporate Reputation in Peru (BCP: #2, Pacifico Seguros: #16) in recognition of the diversity of its organizational structure, anti-corruption programs, corporate compliance and ethics.

01 Loan Portfolio

In the YoY analysis, which eliminates seasonal effects, Structural Loans rose 12.4% (+12.3% excluding the exchange rate effect); this increase was primarily attributable to BCP Stand-alone and Mibanco and driven by reactivation as well as a low base effect in 1Q21 in a context of short-term amortization in Wholesale Banking in particular.

The NPL ratio improved 94bps YoY, which reflected an uptick in clients’ payment behavior and a decrease in risk levels, particularly in Mibanco and Retail Banking.

1.1. Loans
Structural Loans (in Average Daily Balances) (1)(3)

Structural Loans (2) (S/ millions)	As of			Volume change		% change		% Part. in total structural loans
	Mar 21	Dec 21	Mar 22	QoQ	YoY	QoQ	YoY	Mar 21	Dec 21	Mar 22
BCP Stand-alone	90,278	101,729	102,936	1,207	12,658	1.2%	14.0%	80.4%	81.2%	81.6%
Wholesale Banking (2)	43,477	52,289	52,039	-251	8,562	-0.5%	19.7%	38.7%	41.7%	41.3%
Corporate	26,579	31,426	31,234	-191	4,655	-0.6%	17.5%	23.7%	25.1%	24.8%
Middle - Market	16,898	20,864	20,805	-59	3,907	-0.3%	23.1%	15.1%	16.6%	16.5%
Retail Banking (2)	46,801	49,439	50,897	1,458	4,096	2.9%	8.8%	41.7%	39.4%	40.4%
SME - Business	4,287	5,302	4,858	-444	571	-8.4%	13.3%	3.8%	4.2%	3.9%
SME - Pyme	10,760	11,597	12,210	613	1,450	5.3%	13.5%	9.6%	9.3%	9.7%
Mortgage	17,720	18,432	18,833	401	1,112	2.2%	6.3%	15.8%	14.7%	14.9%
Consumer	9,958	10,296	10,974	678	1,015	6.6%	10.2%	8.9%	8.2%	8.7%
Credit Card	4,075	3,813	4,022	209	-53	5.5%	-1.3%	3.6%	3.0%	3.2%
Mibanco	10,102	10,990	11,375	386	1,274	3.5%	12.6%	9.0%	8.8%	9.0%
Mibanco Colombia	909	1,064	1,077	14	169	1.3%	18.6%	0.8%	0.8%	0.9%
Bolivia	8,420	9,230	8,602	-628	183	-6.8%	2.2%	7.5%	7.4%	6.8%
ASB	2,520	2,311	2,103	-208	-417	-9.0%	-16.5%	2.2%	1.8%	1.7%
BAP's total loans	112,227	125,323	126,094	770	13,867	0.6%	12.4%	100.0%	100.0%	100.0%
For consolidation purposes, Loans generated in Foreign Currency (FC) are converted to Local Currency (LC).
(1) Includes Work out unit, and other banking. For Quarter-end Balances figures, please refer to “12. Annexes – 12.11 Loan Portfolio Quality”.
(2) Structural Portfolio excludes the Loans offered through Reactiva Peru and FAE-Mype Government Programs (GP).

(3) Portfolio Management Figures. Non-audited figures.

QoQ, excluding the drop in the exchange rate (PENUSD: -6.2%), structural loans increased 2.7% QoQ due to:

•
The evolution at BCP Stand-alone’s Wholesale Banking, Consumer and SME-Pyme segments in particular. In Wholesale Banking, growth was driven by expansion in corporate Loans in Local Currency (LC). In Consumer and SME-Pyme, Cash Loans (CEF) and Business Loans (CEN) registered growth through leads on Affluent (disbursements above S/5K) and from the Micro and Small Clients (disbursements up to S/250K) respectively; and

•
The fruits of Mibanco’s hybrid model as reflected in improvements in the productivity of relationship managers (RM), which led to a 17% increase in disbursements from RMs, and a 4pp increase in the participation of leads in total disbursements.

YoY, excluding the exchange rate effect, structural loans grew 12.3%, driven by:

•
Wholesale Banking at BCP Stand-alone in a context of economic reactivation; an uptick in sales levels; and the fact that the comparative base was lower in 1Q21, which was attributable to advance short-term amortizations by corporate clients due to a downswing in the need for financing. SME-Pyme and Individuals also registered growth, in line with the events mentioned in the QoQ analysis and the fact that a quarantine was in effect in 1Q21; and

•
Mibanco, in line with the factors mentioned in the QoQ analysis and due to an uptick in transactional activity in 1Q22 after low levels were registered in 1Q21 due to the quarantine. It is important to note that loans have be trending upward since the second half of 2020, accompanied by on-going growth in the average disbursement ticket.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
01. Loan Portfolio
Government Program Loans (in Average Daily Balances – S/ millions)

Government Program loans (GP) decreased 11.2% QoQ and 28.4% YoY, which was primarily driven by amortizations by Small and Medium Companies at BCP Stand-alone.

The amortization period for Wholesale Banking, Retail Banking and Mibanco loans expires in 1.7, 2.1 and 2.9 years respectively.

Total Loans (in Average Daily Balances)(1)

Total Loans (S/ millions)	As of			Volume change		% change		% Part. in total loans
	Mar 21	Dec 21	Mar 22	QoQ	YoY	QoQ	YoY	Mar 21	Dec 21	Mar 22
BCP Stand-alone	111,928	119,100	118,248	-852	6,320	-0.7%	5.6%	81.9%	82.1%	82.3%
Wholesale Banking (2)	49,819	56,359	55,580	-779	5,762	-1.4%	11.6%	36.4%	38.9%	38.7%
Corporate	27,229	31,851	31,625	-226	4,396	-0.7%	16.1%	19.9%	22.0%	22.0%
Middle - Market	22,590	24,508	23,955	-553	1,366	-2.3%	6.0%	16.5%	16.9%	16.7%
Retail Banking (2)	62,109	62,741	62,668	-74	559	-0.1%	0.9%	45.4%	43.3%	43.6%
SME - Business	10,793	10,484	9,435	-1,049	-1,358	-10.0%	-12.6%	7.9%	7.2%	6.6%
SME - Pyme	19,562	19,717	19,404	-312	-158	-1.6%	-0.8%	14.3%	13.6%	13.5%
Mortgage	17,720	18,432	18,833	401	1,112	2.2%	6.3%	13.0%	12.7%	13.1%
Consumer	9,958	10,296	10,974	678	1,015	6.6%	10.2%	7.3%	7.1%	7.6%
Credit Card	4,075	3,813	4,022	209	-53	5.5%	-1.3%	3.0%	2.6%	2.8%
Mibanco	12,923	13,352	13,582	230	659	1.7%	5.1%	9.5%	9.2%	9.5%
Mibanco Colombia	909	1,064	1,077	14	169	1.3%	18.6%	0.7%	0.7%	0.8%
Bolivia	8,420	9,230	8,602	-628	183	-6.8%	2.2%	6.2%	6.4%	6.0%
ASB	2,520	2,311	2,103	-208	-417	-9.0%	-16.5%	1.8%	1.6%	1.5%
BAP's total loans	136,699	145,057	143,613	-1,445	6,914	-1.0%	5.1%	100.0%	100.0%	100.0%
For consolidation purposes, Loans generated in Foreign Currency (FC) are converted to Local Currency (LC).
(1) Includes Work out unit, and other banking. For Quarter-end Balances figures, please refer to “12. Annexes – 12.11 Loan Portfolio Quality”. (2) Portfolio Management Figures. Non-audited figures.

The drop in total loans QoQ was attributable to amortizations of GP Loans and to the exchange rate effect.  YoY, the positive results of the Structural portfolio at BCP Stand-alone and Mibanco offset completely the contraction registered in GP loans.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
01. Loan Portfolio
Evolution of the Dollarization Level of Credicorp Loans by Segment (in Average Daily Balances)

Total Loans (S/ millions)	Local Currency (LC)						% change		% change Structural		Foreign Currency (FC)			% change		% part. by currency
	Total			Structural							Total					Mar 22
	Mar 21	Dec 21	Mar 22	Mar 21	Dec 21	Mar 22	QoQ	YoY	QoQ	YoY	Mar 21	Dec 21	Mar 22	QoQ	YoY	LC	FC
BCP Stand-alone	80,117	84,592	85,292	58,466	67,221	69,980	0.8%	6.5%	4.1%	19.7%	8,642	8,600	8,751	1.7%	1.3%	72.1%	27.9%
Wholesale Banking	24,935	28,967	29,181	18,593	24,898	25,640	0.7%	17.0%	3.0%	37.9%	6,761	6,827	7,009	2.7%	3.7%	52.5%	47.5%
Corporate	11,538	15,077	15,548	10,887	14,652	15,157	3.1%	34.8%	3.4%	39.2%	4,264	4,181	4,268	2.1%	0.1%	49.2%	50.8%
Middle-Market	13,398	13,890	13,633	7,706	10,246	10,482	-1.9%	1.8%	2.3%	36.0%	2,497	2,646	2,741	3.6%	9.8%	56.9%	43.1%
Retail Banking	55,181	55,625	56,111	39,873	42,323	44,340	0.9%	1.7%	4.8%	11.2%	1,882	1,774	1,741	-1.8%	-7.5%	89.5%	10.5%
SME - Business	8,320	7,780	7,016	1,814	2,597	2,440	-9.8%	-15.7%	-6.1%	34.5%	672	674	642	-4.7%	-4.4%	74.4%	25.6%
SME - Pyme	19,352	19,517	19,238	10,550	11,398	12,044	-1.4%	-0.6%	5.7%	14.2%	57	50	44	-11.0%	-22.6%	99.1%	0.9%
Mortgage	15,572	16,391	16,922	15,572	16,391	16,922	3.2%	8.7%	3.2%	8.7%	584	509	507	-0.2%	-13.1%	89.9%	10.1%
Consumer	8,436	8,898	9,615	8,436	8,898	9,615	8.1%	14.0%	8.1%	14.0%	414	348	361	3.6%	-12.7%	87.6%	12.4%
Credit Card	3,502	3,039	3,320	3,502	3,039	3,320	9.3%	-5.2%	9.3%	-5.2%	156	193	187	-3.3%	19.8%	82.5%	17.5%
Mibanco	12,441	12,880	13,109	9,619	10,518	10,902	1.8%	5.4%	3.7%	13.3%	131	118	126	6.9%	-4.1%	96.5%	3.5%
Mibanco Colombia	-		-	-	-	-	-	-	-	-	247	265	286	8.0%	16.0%	-	100.0%
Bolivia	-	-	-	-	-	-	-	-	-	-	2,287	2,300	2,284	-0.7%	-0.1%	-	100.0%
ASB	-	-	-	-	-	-	-	-	-	-	685	576	558	-3.1%	-18.5%	-	100.0%
Total loans	92,558	97,472	98,401	68,086	77,738	80,882	1.0%	6.3%	4.0%	18.8%	11,992	11,859	12,005	1.2%	0.1%	68.5%	31.5%

At the end of March 2022, the dollarization level of total loans fell QoQ due to an exchange rate effect, which impacted Wholesale Banking at BCP Stand-alone and BCP Bolivia in particular.

YoY, the portfolio’s dollarization level contracted due to an increase in Local Currency (LC) loans in Wholesale Banking and Mortgage segments at BCP Stand-alone and in Mibanco.

Evolution of the Dollarization Level of Credicorp Loans by Segment

For dollarization figures in quarter-end balances, see “12. Annexes – 12.2 Loan Portfolio Quality”.

Loan Evolution Quarter-end balances

With regard to the quarter-end balances analysis, structural loans decreased 0.5% QoQ.  If we exclude the drop in the exchange rate, structural loans increased 2.4% QoQ, driven by the Wholesale Banking, Consumer and SME-Pyme segments in particular; the evolution at Mibanco mirrored that described for average daily balances. If we incorporate the contraction in GP loans, total loans decrease 2.0% QoQ.

In the YoY evolution, structural loans increased 13.7%. If we exclude the FX effect, structural loans increase 15.2%, driven by Wholesale Banking and Retail Banking at BCP Stand-alone and by Mibanco, in line with the factors mentioned in the section on average daily balances. If we incorporate the contraction of GP loans, total loans decrease 5.5% YoY.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
01. Loan Portfolio
1.2. Portfolio Quality
Structural Portfolio Quality (in Quarter-end Balances)

Structural Portfolio quality and Delinquency ratios (1)	As of			% change
S/000
	Mar 21	Dec 21	Mar 22	QoQ	YoY
Structural loans (Quarter-end balance)	112,782,997	128,956,585	128,251,606	-0.5%	13.7%
Structural Allowance for loan losses	9,592,786	8,280,467	8,061,670	-2.6%	-16.0%
Structural Write-offs	767,136	683,181	378,093	-44.7%	-50.7%
Structural IOLs	4,868,483	4,475,373	4,841,329	8.2%	-0.6%
Structural Refinanced loans	1,951,855	1,799,541	1,714,074	-4.7%	-12.2%
Structural NPLs	6,820,338	6,274,914	6,555,403	4.5%	-3.9%
Structural IOL ratio	4.32%	3.47%	3.77%	30 pbs	-55 pbs
Structural NPL ratio	6.05%	4.87%	5.11%	24 pbs	-94 pbs
Structural Allowance for loan losses over Structural loans	8.5%	6.4%	6.3%	-13 pbs	-222 pbs
Structural Coverage ratio of NPLs	140.6%	132.0%	123.0%	-898 pbs	-1767 pbs

(1)	The Structural Portfolio excludes Government Programs (GP) effects.
Delinquency ratios increased QoQ, due to an increase in NPL Loans and a drop in total loans. YoY, delinquency ratios fell due to a reduction in Overdue and Refinanced Loans and to an increase in total loans.
Structural NPL Ratio by Segment

In the QoQ analysis, the segments that contributed to the increase of the structural NPL ratio are:
•
SMEs: due to a deterioration in the early delinquency tranche (<30 days overdue) with higher recovery levels in SME-Pyme segment, particularly from clients who also hold GP loans and presented expirations, while late delinquency (>60 days) remains stable. Additionally, the uptick was driven by lower loans in SME-Business, impacted by the exchange rate effect;

•
BCP Bolivia: where deterioration rose in line with expectations due to an uptick in grace period expirations. The exchange rate effect impacted the denominator, which led the ratio to stand at pre-pandemic levels; and

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
01. Loan Portfolio
•	Wholesale: where deterioration was attributable to a small number of clients in the real estate and transportation sectors, mainly in Middle Market Banking.

The aforementioned was partially attenuated by a decrease in NPL volumes in Individuals─ which reflected an uptick in liquidity─ and by loan growth at Mibanco.

In the YoY analysis, the drop in the delinquency ratio was attributable to:
•
Mibanco: where an uptick in disbursements generated through leads with better risk profiles generate a positive effect. Additionally, 1Q21 was impacted by an uptick in grace periods and an increase in requests for reprogramming;

•
Individuals: where improvements were reported in payment behavior after individuals registered higher liquidity following fund releases from AFPs (Pension Fund Association) and CTS (Severance Indemnity) and fewer requests were registered for refinancing; and

•
BCP Bolivia: where the reduction was attributable to good payment behavior, which was in line with better-than-expected economic recovery and a mix of lower-risk loans. Additionally, 1Q21 reported extraordinary levels for massive reprogramming after a Bolivian government decree.

Structural Write-offs by Subsidiary (in Quarter-end Balances – S/ thousands)

Credicorp’s Write-offs show a clear downward trend, mainly due to the cleanup of the NPL portfolio since 2021, reaching pre-pandemic levels at the end of 1Q22. The latter was related to uncollectible Loans, whose clients were impacted by the pandemic.

QoQ, the drop is due to Mibanco, driven by a decrease in Refinanced Loans. YoY, the contraction was mainly driven by BCP Stand-alone attributable to Peruvian regulatory requirements, which dictated that clients could not be classified as a situation of loss (due to days delinquent) – and its subsequent progression to Write-offs – during half of 2020.

Coverage Ratio of the Structural NPL Ratio by Segment
QoQ, the reduction in Credicorp’s Coverage ratio was attributable to an increase in NPL loans (+4.5%), which was primarily driven by BCP Stand-alone and BCP Bolivia. The decrease in Allowance balances (-2.6%) at BCP Stand-alone complemented the reduction in the ratio, which continued to stand slightly above pre-pandemic levels.
YoY, the downward trend continued to an increase in Allowance balances; this was in line with a better-than-expected uptick in payment behavior, which outpaced the reduction in NPL loans.  The conservative levels of Provisions stock reported from 1Q21, which reflected high levels of uncertainty in the throes of the pandemic, influenced the base effect.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
01. Loan Portfolio
NPL loans in the Government Program Portfolio (in Quarter-end Balances – S/ thousands)

At the end of March 2022, NPL loans in the GP portfolio deteriorated slightly, which was attributable to an uptick in expirations at Mibanco. SME-Pyme registered a decrease in NPL loans due to an improvement in collections and honoring processes.

For loans that are more than 90 days expired, honoring processes are being executed through state-backed guarantees. Average guarantees stand at 84%, 91% and 98% for Wholesale Banking, Retail Banking and Mibanco respectively.

Finally, the reprogrammed portfolio represented 42% of total GP loans at the end of the quarter (vs 38% in December 2021), due to pending loan reprogramming. Most of the reprogrammed portfolio expirations will be reflected in 2Q22.

Total Portfolio Quality (in Quarter-end Balances)

Portfolio quality and Delinquency ratios	As of			% change
S/000
	Mar 21	Dec 21	Mar 22	QoQ	YoY
Total loans (Quarter-end balance)	137,031,239	147,597,412	144,621,513	-2.0%	5.5%
Allowance for loan losses	9,744,298	8,477,308	8,262,383	-2.5%	-15.2%
Write-offs	767,136	683,181	378,093	-44.7%	-50.7%
Internal overdue loans (IOLs) (1)(2)	4,868,483	5,551,258	5,872,999	5.8%	20.6%
Internal overdue loans over 90-days (1)	3,789,286	4,203,671	4,424,384	5.3%	16.8%
Refinanced loans (2)	1,951,855	1,799,541	1,714,074	-4.7%	-12.2%
Non-performing loans (NPLs) (3)	6,820,338	7,350,799	7,587,073	3.2%	11.2%
IOL ratio	3.55%	3.76%	4.06%	30 pbs	51 pbs
IOL over 90-days ratio	2.77%	2.85%	3.06%	21 pbs	29 pbs
NPL ratio	4.98%	4.98%	5.25%	27 pbs	27 pbs
Allowance for loan losses over Total loans	7.1%	5.7%	5.7%	-3 pbs	-140 pbs
Coverage ratio of IOLs	200.2%	152.7%	140.7%	-1203 pbs	-5947 pbs
Coverage ratio of IOL 90-days	257.2%	201.7%	186.7%	-1491 pbs	-7040 pbs
Coverage ratio of NPLs	142.9%	115.3%	108.9%	-642 pbs	-3397 pbs
(1) Includes Overdue Loans and Loans under legal collection. (Quarter-end balances net of deferred earnings).
(2) Figures net of deferred earnings.
(3) Non-performing Loans include Internal overdue loans and Refinanced loans. (Quarter-end balances net of deferred earnings).

As a result of the above, Credicorp's NPL ratio increased 27bps QoQ and YoY, mainly due to the deterioration of the GP Portfolio.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
02 Deposits

In a context marked by rate hikes, in 1Q22 76.7% of deposits were low-cost. In the YoY analysis, low-cost Deposits increased 4.8% (excluding the exchange rate effect). This was attributable to an increase in demand and savings deposits in FC, which was partially offset by a drop in demand deposits in LC following amortizations of Reactiva loans.

The balances of Severance Indemnity (CTS) deposits fell by nearly half (-49.5% YoY excluding exchange rate effect), in line with government relief measures that temporarily released funds to bolster liquidity.

The market share (MS) of Total Deposits at BCP Stand-alone and Mibanco as of February 2022 in the financial system grew  40 and 10bps respectively with regards to March 2021’s figure.

Deposits and obligations	As of			% change		Currency
S/000
	Mar 21	Dec 21	Mar 22	QoQ	YoY	LC	FC
Demand deposits	58,074,996	58,629,661	56,923,859	-2.9%	-2.0%	41.9%	58.1%
Saving deposits	51,013,689	56,945,262	56,454,479	-0.9%	10.7%	55.8%	44.2%
Time deposits	31,389,760	29,995,810	30,029,261	0.1%	-4.3%	47.1%	52.9%
Severance indemnity deposits	7,457,440	4,017,065	3,750,593	-6.6%	-49.7%	69.6%	30.4%
Interest payable	690,454	753,064	757,772	0.6%	9.7%	48.8%	51.2%
Deposits and obligations	148,626,339	150,340,862	147,915,964	-1.6%	-0.5%	48.8%	51.2%

Our deposit base fell 1.6% QoQ. Nevertheless, if we isolate the exchange rate effect, deposits grew 2.3% mainly due to:

•
An increase in Saving Deposits 2.6% . This evolution is associated with growth in savings in foreign currency (FC), which was triggered by exchange rate volatility. This expansion was offset by the drop in savings deposits in LC at BCP Stand-alone due to the fact that the deposit base in 4Q21 was bolstered by statutory bonus payments, which clients subsequently withdrew in 1Q22.

•	Growth of 4.2% in Time Deposits; primarily in LC deposits, which reflected an uptick in deposit flows from corporate clients at BCP Stand-alone and Mibanco clients.
•	An increase in Demand Deposits of 1.5%. This growth was driven primarily by FC deposits via Corporate Banking and Middle Market banking.

In the YoY analysis, deposits fell 0.5%. If we excluded the exchange rate effect, they increased 0.3% which stand out:

•
The 20% increase in low-cost deposits (Demand + Savings) in FC due to: i) an uptick in inflows, which were tied to government relief measures (release of funds from AFPs and CTS) and ii) keen interest in seeking refuge through a more stable currency (US$ Dollar). This growth was partially offset by a decrease in demand deposits in LC of 7.7%, which was attributable to amortizations of Reactiva loans.

•	A drop of 49.5% in Severance Indemnity Deposits after the government lifted restrictions to fund access in 2021.
•	The 3.5% reduction in Time Deposits. This was associated by a decrease in FC deposits partially mitigated by an increase in LC.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
02. Deposits
Deposits: Dollarization Level

Total Deposits by Currency
(measured in quarter-end balances)

At the end of March 2022, the dollarization level of Total Deposits fell QoQ. This decrease was attributable to an appreciation in the exchange rate.
In the YoY analysis, the dollarization level rose. In FC deposits rose 5.8% (+7.5% at a constant exchange rate) mainly through Demand and Saving Deposits. The LC deposits fell 6.3% driven lower levels of Demand Deposits.

Total Deposits by type and currency
(measured in quarter-end balances)

Loan/Deposit ratio (L/D Ratio)

The L/D ratio increased 8.7 and 4.0 percentage points at BCP Stand-alone and Mibanco respectively, which reflected strong origination volumes at both subsidiaries as a result of the economic reactivation. Thus, Credicorp loan to deposits ratio stood at 97.8%.

L/D Foreign Currency

L/D Local Currency

It is important to note that the L/D ratio in LC at Credicorp stood at 136.6% vs. 119.9% in the 1Q21. This YoY increase reflected the growth in loans in LC, which was accompanied by a decrease in deposits after funds migrated from LC deposits to FC deposits, mainly at BCP Stand-alone. The L/D ratio in FC at Credicorp stood at 60.7% with regard to 62.4% in March 2021. The associated decrease was driven by an uptick in FC deposits.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
02. Deposits
Share of the Market of Deposits in the Peruvian Financial System

At the end of February 2022, the MS of Total Deposits at BCP Stand-alone and Mibanco in Peru was 33.5% and 2.3%, respectively. It is important to note that market share of Demand and Time Deposits increase, as well as the drop in market share of Severance Indemnity Deposits.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
03 Interest-earning assets (“IEAs”) and Funding

At the end of 1Q22, IEAs dropped 2.7% YoY due to a decrease in liquidity system-wide after clients amortized GP loans; this triggered a reduction in available funds in particular. It is important to note that structural loans grew 13.7%, driven by an uptick in economic activity as the pandemic waned and contention measures were lifted.

Funding decrease 4.1% YoY, which was attributable to repayments of GP loans funding and the consequent drop in liquidity. Notwithstanding, it is important to note that low-cost deposits in the Individuals segment registered growth.

3.1. IEAs
Interest Earning Assets	As of			% change
S/000
	Mar 21	Dec 21	Mar 22	QoQ	YoY
Cash and due from banks	31,831,948	32,392,465	29,560,067	-8.7%	-7.1%
Interbank funds	63,301	2,943	3,445	17.1%	-94.6%
Total investments	59,412,732	48,952,499	48,145,429	-1.6%	-19.0%
Cash collateral, reverse repurchase agreements and securities borrowing	1,769,690	1,766,948	1,516,855	-14.2%	-14.3%
Financial assets designated at fair value through profit or loss	888,420	974,664	856,337	-12.1%	-3.6%
Total loans	137,031,239	147,597,412	144,621,513	-2.0%	5.5%
Total interest earning assets	230,997,330	231,686,931	224,703,646	-3.0%	-2.7%

QoQ, IEAs fell 3.0%. This was due primarily to a decrease in liquid asset balances (available funds and investments) and loan balances.

The decline in liquid assets was attributable to (i) an exchange rate effect due to the depreciation of the US Dollar, given that a significant portion of liquid assets is in FC; and (ii) a decrease in liquidity levels in the financial system due to amortizations of GP loans and the consequent decrease in our available funds.  The QoQ drop was also attributable the base effect generated by statutory bonus payments in 4Q21, which were subsequently withdrawn and used by clients in 1Q22.

Loans fell 2.0%, driven primarily by amortizations of GP loans and, to a lesser extent, by the exchange rate effect.   If we exclude the variation in government programs and the exchange rate effect, structural loans grew 2.3%.

YoY, IEAs fell 2.7% due to a decrease in the investment portfolio and in available funds, which was partially offset by loan growth.

Investments fell due to (i) expirations of certificates of deposit that were not renewed due to a decrease in the level of excess liquidity and (ii) sales to reduce the portfolio’s exposure to interest rate movements. Amortizations of GP loans, which reduce the system’s liquidity, also led to a drop in available funds. Structural loans grew 13.7% during the period while GP loans fell 32.5%.

3.2. Funding
Funding	As of			% change
S/000
	Mar 21	Dec 21	Mar 22	QoQ	YoY
Deposits and obligations	148,626,339	150,340,862	147,915,964	-1.6%	-0.5%
Due to banks and correspondents	5,305,933	7,212,946	6,362,990	-11.8%	19.9%
BCRP instruments	24,303,193	19,692,474	17,532,350	-11.0%	-27.9%
Repurchase agreements	1,159,587	1,296,277	1,218,028	-6.0%	5.0%
Bonds and notes issued	17,863,198	17,078,829	16,044,671	-6.1%	-10.2%
Total funding	197,258,250	195,621,388	189,074,003	-3.3%	-4.1%

QoQ, funding fell 3.3% due to the exchange rate effect and to a decrease in BCRP instruments due to amortizations of GP loans.

YoY, funding fell 4.1%. This was primarily due to a drop in the system’s liquidity due to a decrease in GP loan balances, which spurred a reduction in the balances of BCRP instruments and in deposits and obligations.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
04 Net Interest Income (NII)

In 1Q22, Net Interest Income continued to recover. Growth was attributable to higher interest rates, which impacted liquid assets in particular. This was accompanied by an increase in the volume of structural loans, our most profitable asset; the pace of growth of these loans has accelerated over the last 3 months. Additionally, given that 60% of the funding base is comprised of low-cost deposits, financial expenses remained under control in an environment marked by rising interest rates.

In this context, in 1Q22, the Net Interest Margin registered an uptick in recovery and stood at 4.44% (vs. 4.25% last quarter) while the structural Net Interest Margin stood at 4.72% (vs. 4.54% last quarter).

Net Interest Income / Margin	Quarter			% change
S/ 000	1Q21	4Q21	1Q22	QoQ	YoY
Interest Income	2,816,073	3,091,754	3,172,346	2.6%	12.7%
Interest Expense	692,690	613,907	638,256	4.0%	-7.9%
Net Interest Income	2,123,383	2,477,847	2,534,090	2.3%	19.3%

Balances
Average Interest Earning Assets (IEA)	227,812,456	233,016,342	228,195,289	-2.1%	0.2%
Average Funding	194,364,649	197,645,369	192,347,695	-2.7%	-1.0%

Yields
Yield on IEAs	4.94%	5.31%	5.56%	25pbs	62pbs
Cost of Funds	1.43%	1.24%	1.33%	9pbs	-10pbs
Net Interest Margin (MNI)	3.73%	4.25%	4.44%	19pbs	71pbs
Risk-Adjusted Net Interest Margin	2.75%	4.04%	3.99%	-5pbs	124pbs
Peru's Reference Rate	0.25%	2.50%	4.00%	150pbs	375pbs
FED funds rate	0.25%	0.25%	0.50%	25pbs	25pbs

QoQ, Net Interest Income grew 2.3%, which reflected the fact that growth in income outpaced the increase registered for expenses in a context of rising interest rates. Consequently, NIM rose 19bps and stood at 4.44% in 1Q22.

YoY, Net Interest Income grew 19.3%, which was primarily attributable to an increase in income, and to a lesser extent, to a drop in expenses. Income rose, driven by uptick in the volume and yields of IEAs, while expenses fell due to the fact that a non-recurring charge for liability management was reported at BCP last year. This dynamic translated into a 71bps increase in NIM. If we exclude non-recurring charges, Net Interest Income rose 16.7% YoY and NIM grew 63bps.

Net Interest Margin

For further information about interest income and expense by source, please review Annex 12.3.

To analyze the evolution of net interest income, it is important to differentiate between dynamics by currency type given that the trends in volumes and the variations in market rates are different for each. The reference rate in Peru (LC) increased 150bps QoQ and 375bps YoY while the rate in FC (FED funds rate) increased 25bps both QoQ and YoY.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
04. Net Interest Income
Dynamics of Net Interest Income by Currency

Interest Income / IEA	1Q21			4Q21			1Q22
S/ millions	Average			Average			Average
	Balance	Income	Yields	Balance	Income	Yields	Balance	Income	Yields
Cash and equivalents	30,236	8	0.1%	34,271	23	0.3%	30,979	35	0.5%
Other IEA	2,938	9	1.3%	3,139	12	1.5%	2,557	19	2.9%
Investments	57,293	366	2.6%	48,531	402	3.3%	48,549	433	3.6%
Loans	137,346	2,433	7.09%	147,074	2,654	7.22%	146,109	2,686	7.4%
Structural	112,900	2,347	8.3%	127,228	2,582	8.1%	128,590	2,619	8.1%
Government Programs	24,445	86	1.4%	19,846	72	1.5%	17,520	67	1.5%
Total IEA	227,812	2,816	4.9%	233,016	3,092	5.3%	228,195	3,172	5.6%
IEA (LC)	61.3%	76.1%	6.1%	56.2%	76.5%	7.2%	57.8%	78.8%	7.6%
IEA (FC)	38.7%	23.9%	3.1%	43.8%	23.5%	2.8%	42.2%	21.2%	2.8%

Interest Expense / Funding	1Q21			4Q21			1Q22
S/ millions	Average			Average			Average
	Balance	Expense	Yields	Balance	Expense	Yields	Balance	Expense	Yields
Deposits	145,496	223	0.6%	151,445	223	0.6%	149,128	259	0.7%
BCRP + Due to Banks	30,661	112	1.5%	27,559	112	1.6%	25,400	116	1.8%
Bonds and Notes	17,091	267	6.2%	17,328	176	4.1%	16,562	165	4.0%
Others	1,116	91	32.6%	1,314	104	31.5%	1,257	98	31.1%
Total Funding	194,365	693	1.4%	197,645	614	1.2%	192,348	638	1.3%
Funding (LC)	56.4%	42.8%	1.1%	51.5%	49.6%	1.2%	51.4%	53.6%	1.4%
Funding (FC)	43.6%	57.2%	1.9%	48.5%	50.4%	1.3%	48.6%	46.4%	1.3%

NIM	227,812	2,123	3.7%	233,016	2,478	4.3%	228,195	2,534	4.4%
NIM (LC)	61.3%	86.9%	5.3%	56.2%	83.2%	6.3%	57.8%	85.1%	6.5%
NIM (FC)	38.7%	13.1%	1.3%	43.8%	16.8%	1.6%	42.2%	14.9%	1.6%

QoQ Analysis

QoQ, Net Interest Income rose 2.3%, which was mainly driven by an increase in Peru’s reference rate and by the dynamic of IEAs in LC, which represent 58% of total IEAs and 85% of the Net Interest Margin generated in 1Q22.

Dynamics in Local Currency (LC)
Net Interest Income in LC rose 4.7%, which was attributable to the following dynamics:

Average IEAs in LC increased slightly and registered mixed variations at the component level. Average structural loans and investments in LC (the most profitable assets) rose 4.7% and 4.5% respectively. This growth was offset by a contraction in available funds and in GP loans (less profitable assets), which have fallen over the past few quarters due to a system-wide reduction in liquidity levels in LC. The movements in these accounts generated a more profitable IEA mix in LC.

The yields on the components of IEA increased, in particular for assets with shorter maturities (available funds and short-term investments), which reflects the reference rate increase in Peru. The yield on IEA in LC rose from 7.2% in 4Q21 to 7.6% in 1Q22. In this sense, the key factors that contributed to the 5.7% increase in Interest Income were mix and price.

Average funding in LC dropped 2.9% due to a decrease in Deposits and BCRP instruments, which was mainly attributable to amortizations of GP loans.

The funding cost in LC increased, which was driven primarily by higher time deposits yields after the reference rate hike. The funding cost in LC rose from 1.2% in 4Q21 to 1.4% in 1Q22. Interest Expenses in LC increased 12.5% due to a price effect.

Foreign currency dynamics (FC)
Net Interest Income in FC fell 9.7% due to the following dynamics:

Average IEA fell 5.6%, in line with a decrease in all components of the mix due to an exchange rate effect. In the case of the loan portfolio, retail loans (more profitable loans) fell while wholesale loans (less profitable loans) grew, which generated a less profitable mix. The decrease in volume, coupled with a negative mix effect, led interest income in FC to drop 7.4%.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
04. Net Interest Income
Average funding in FC decreased 2.5% due to the exchange rate effect. More expensive deposits, such as time and severance indemnity deposits, registered a drop in their share of total deposits, which positively impacted the funding cost. The drop in volume and in the funding cost led interest expenses in FC to fall 4.4%.

YoY Analysis

YoY, Net Interest Income rose 19.3%, which was primarily attributable to rate dynamics and the evolution of IEAs in LC.

Dynamics in Local Currency (LC)
Net Interest Income in LC rose 16.9% due to the following dynamics:

Average IEA in LC fell -5.6%. The following was noteworthy:
•	Average structural loans grew 18.3% after disbursements began to bounce back due to an ebb in the pandemic and in related restrictions;
•	Average balances of GP loans fell 28.3%, which reflected client amortizations;
•	Investments fell after certificates of deposit were not renewed in a context marked by excess liquidity and sales to reduce the portfolio’s duration; and
•	Available funds fell due to a drop in the system’s liquidity and the migration of deposits to FC.

The movements in these accounts led to a more profitable IEA mix in LC. Yields on shorter-duration assets (mainly available funds and short-term investments) increased due to reference rate hikes and to the consequent increase in market rates in LC. Combined, these effects spurred an increase in the yield of IEA in LC, which rose from 6.1% in 1Q21 to 7.6% in 1Q22. In this context LC income grew 16.7%, driven by an increase in structural loans and a positive rate effect.

Average funding in LC fell 9.7% due to:

•	Amortizations of GP loans, which reduced the balances of low-cost BCRP instruments; and
•	A decrease in deposits in LC, particularly in Demand Deposits, in line with client amortizations of Reactiva loans. This was boosted by the migration of deposits to FC.

Rates in LC increased, in particular for interest-bearing deposits and BCRP instruments, which rose in tandem with the reference rate hike. The cost of funding rose from 1.1% in 1Q21 to 1.4% in 1Q22. Due to this price effect, interest expenses in LC rose 15.3%.

Dynamics in Foreign Currency (FC)
Net Interest Income in FC increased 35.6%, driven by the following dynamics:

Average IEA in FC rose 9.2%; this evolution was primarily attributable to an increase in the volume of available funds and, to a lesser extent, to growth in loans and investments. Growth in available funds in FC was fueled by a material increase in the balance of FC deposits. Additionally, corporate loans (with lower interest rates) increased while retail loans decreased. Growth in the share of less profitable assets generated a mix effect that negatively impacted IEA yields.

The yield of IEA in FC fell from 3.1% in 1Q21 to 2.8% in 1Q22 due to the mix effect described in the previous paragraph. In this context, the positive volume effect, which was offset by a negative mix effect, led income in FC to drop 0.2%.

Average funding in FC grew 10.1%, which was attributable to growth in savings deposits in FC after clients sought refuge in a context marked by a depreciation in LC. Growth in low-cost deposits within funding generated a mix effect that positively impacted the funding cost. Interest Expenses in FC fell 25.3% due to (i) the base effect generated by a non-recurring liability management transaction in 1Q21, and (ii) the mix effect on the funding cost in FC. In this scenario, the funding cost fell from 1.9% in 1Q21 to 1.3% in 1Q22.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
05 Provisions

Although Provisions remain below pre-pandemic levels, they rose 250.2% QoQ given that Provisions hit a record low in 4Q21, where the base effect was driven primarily by the evolution of SME-Pyme and Mibanco. YoY, Provisions fell 53.2%, which was mainly attributable to an improvement in payment behavior among Retail Banking clients at BCP Stand-alone, which reflected the fact that economic growth outpaced expectations.

The Structural Cost of Risk (CoR) stood at 0.79% in 1Q22 compared to 0.22% in 4Q21, which reflected an increase in Provisions and a drop in Loans. YoY, an improvement in client risk profiles was complemented by an uptick in Loans, which led the CoR to reduce 113bps.

Provisions and Cost of Risk (CoR)(1) of the Structural Portfolio(2)
Structural Loan Portfolio Provisions	Quarter			% change
S/ 000	1Q21	4Q21	1Q22	QoQ	YoY
Gross provision for credit losses on loan portfolio	(607,001)	(175,482)	(346,809)	97.6%	-42.9%
Recoveries of written-off loans	65,335	103,022	93,091	-9.6%	42.5%
Provision for credit losses on loan portfolio, net of recoveries	(541,666)	(72,460)	(253,718)	250.2%	-53.2%
Structural Cost of risk (1)	1.92%	0.22%	0.79%	57 bps	-113 bps

(1) Annualized Provision for credit losses on loan portfolio, net of recoveries / Total loans.
(2) The Structural Cost of risk excludes the Provisions for credit losses on loan portfolio, net of recoveries and Total Loans from the Reactiva Peru and FAE Government Programs.

QoQ, Provisions rose after having followed a downward trend for the last 6 months. Nonetheless, Provisions remain below pre-pandemic levels. In this context, the structural CoR increased 57bps, which was primarily attributable to:

•
SMEs: which was primarily due to a base effect in SME-Pyme due to lower risk levels in 4Q21. Additionally, growth in the CoR was associated with clients who have GP loans but did not avail of reprogramming facilities and subsequently fell behind in their payments, which lowered their credit score. The uptick was also attributable to the strategy to selectively penetrate new, more profitable segments that nonetheless imply higher risk. It is important to note that these risk levels are within the parameters of Credicorp’s risk appetite; and

•
Mibanco: due to a base effect, given that the level in 4Q21 represented a record low due to adjustments in the Probability of Default (PD) and Loss Given Default (LGD) models. Provisions also increased due to growth in disbursements, standing at pre-pandemic levels.

The aforementioned was partially attenuated by a drop in expenses in Individuals and Wholesale Banking at BCP Stand-alone due to an improvement in clients risk profiles and to the fact that Provisions levels were high in 4Q21, which reflected updates to the models’ macroeconomic variables.

YoY, Provisions dropped due to better-than-expected economic growth and to an uptick in liquidity across the financial system. The improvement was seen in all the banking subsidiaries and is reflected in the 113bps drop in structural CoR. The following segments drove the majority of the reduction in this ratio:

•	Individuals: a decrease in expenses in Consumer and Credit Cards, which was driven by an uptick in client entries and a decrease in the volume of Refinanced loans;

Structural CoR by Subsidiary

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
05 Provisions
•	SMEs: improvements in payment behavior and adjustments in models due to variations in macroeconomic risks; and

•
Mibanco: fruit of the hybrid model at Mibanco, where new disbursements carry lower levels of risk. Additionally, the bank registered a decrease in Loans that advanced to Stage 3 delinquency and reported an increase in the Recoveries of written-off loans.

The aforementioned was partially offset by an increase in Provisions in Wholesale Banking. This was mainly attributable to growth in the number of clients in the hydrocarbon and service industries that advanced to Stage 3, as well as updates to the model’s macroeconomic variables, which have a greater impact on corporate clients (variables related to political risk and market volatility due to the war in the Ukraine).

Provisions and CoR of the Government Program (GP) Loan Portfolio
Structural Loan Portfolio Provisions	Quarter			% change
S/ 000	1Q21	4Q21	1Q22	QoQ	YoY
Gross provision for credit losses on loan portfolio	(15,981)	(54,322)	(3,872)	-92.9%	-75.8%
Recoveries of written-off loans	-	-	-	-	-
Provision for credit losses on loan portfolio, net of recoveries	(15,981)	(54,322)	(3,872)	-92.9%	-75.8%
Structural Cost of risk (1)	0.26%	1.17%	0.09%	-108 bps	-17 bps

(1) The Structural Cost of risk excludes the Provisions for credit losses on loan portfolio, net of recoveries and Total Loans from the Reactiva Peru and FAE Government Programs.

Provisions for GP loans fell QoQ, which was primarily attributable to a base effect in 4Q21, when expenses were impacted by adjustments to the levels of state-backed guarantees and to an increase in advances to default in SME-Pyme. YoY, the drop reflects growth in amortizations and successful honoring processes.

The GP Allowance balances represents 2% of the total Allowance at Credicorp. This volume reflects the breadth of state-backed guarantees, which cover between 80% and 98% of GP loans. For more information, see 1.2 Portfolio Quality – NPL loans in the GP portfolio.

Provisions and CoR in the Total Portfolio

Loan Portfolio Provisions	Quarter			% change
S/ 000	1Q21	4Q21	1Q22	QoQ	YoY
Gross provision for credit losses on loan portfolio	(622,982)	(229,804)	(350,681)	52.6%	-43.7%
Recoveries of written-off loans	65,335	103,022	93,091	-9.6%	42.5%
Provision for credit losses on loan portfolio, net of recoveries	(557,647)	(126,782)	(257,590)	103.2%	-53.8%
Cost of risk (1)	1.63%	0.34%	0.71%	37 bps	-92 bps

(1)Annualized Provision for credit losses on loan portfolio, net of recoveries / Total Loans.

The analysis of the results of the Structural and GP portfolios indicates that the CoR of the total portfolio rose 37bps QoQ but contracted 92bps YoY. The 8bps impact generated by GP Loans was attributable to the denominator effect.

 QoQ Evolution of the CoR

(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.
 YoY Evolution of the CoR

(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
06 Other Income

Other core income rose 14% YoY due to an increase in foreign exchange transactions and growth in fee income, which was in line with an uptick in transactions.

Other non-core income fell QoQ ad YoY, which reflected a Net loss on sales of securities at Pacifico due to impairment in the company’s investment portfolio and a Loss on investments in fixed-income mutual funds.

ome utual unds.
6.1. Other Core Income

Core Other Income	Quarter			% change
(S/ 000)	1Q21	4Q21	1Q22	QoQ	YoY
Fee income	830,771	924,161	891,031	-3.6%	7.3%
Net gain on foreign exchange transactions	179,889	269,354	262,196	-2.7%	45.8%
Total other income Core	1,010,660	1,193,515	1,153,227	-3.4%	14.1%

In the QoQ analysis, Other Core Income fell given that the fourth quarter of the year registers comparatively higher transactions levels due to seasonal factors.

In YoY terms, Other Core Income reported growth, which was led by BCP Stand-alone through: (i) growth in Net Gain on FX Transactions due to an uptick in the transactions volume in a context of exchange rate volatility; and (ii) growth in transactions given that in 1Q21, a new quarantine was enacted due to the second wave of the pandemic. Both transactionality and Fee Income are above pre-pandemic levels, which reflects the adoption of digital and cashless channels.

Fee income for banking services

Composition of fee income in the banking business
Fee Income	Quarter			% change
S/000
	1Q21	4Q21	1Q22	QoQ	YoY
Credit and debits cards (1)	117,163	172,173	167,600	-2.7%	43.0%
Miscellaneous accounts (2)	117,922	120,464	122,900	2.0%	4.2%
Drafts and transfers	84,625	103,389	95,100	-8.0%	12.4%
Personal loans (2)	24,271	27,464	28,900	5.2%	19.1%
SME loans (2)	14,535	17,570	17,000	-3.2%	17.0%
Insurance (2)	27,189	28,551	30,300	6.1%	11.4%
Mortgage loans (2)	7,763	8,494	7,900	-7.0%	1.8%
Off-balance sheet (3)	59,864	62,521	60,400	-3.4%	0.9%
Payments and collections (3)	106,384	119,246	118,700	-0.5%	11.6%
Commercial loans (3)(4)	15,392	20,036	19,800	-1.2%	28.6%
Foreign trade (3)	15,191	15,503	17,000	9.7%	11.9%
Corporate finance and mutual funds (4)	13,583	11,902	11,100	-6.7%	-18.3%
Mibanco	17,647	29,776	24,700	-17.0%	40.0%
BCP Bolivia	34,532	26,852	27,400	2.0%	-20.7%
ASB	11,858	27,643	18,785	-32.0%	58.4%
Others (4)(5)	10,583	12,169	9,700	-20.3%	-8.3%
Total fee income	678,503	803,753	777,285	-3.3%	14.6%

(1) Mainly Retail fees.
(2) Saving accounts, current accounts and master account.
(3) Mainly Wholesale fees.
(4) Figures differ from previously reported, please consider the data presented on this report.
(5) Includes fees from trust business, wealth management, network usage and other services to third parties, among others.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
06. Other Income
Fee Income from banking services reported growth YoY, which was attributable to:

•
Growth in income from merchant fees for Credit and Debit Cards due to the adoption of cashless payment methods. Monetary transactions with POS grew 84.8% YoY. Additionally, the use of POS in digital businesses has grown, which has generated higher gains because these services through these venues pay higher fees.

•	The increase in fees for Collections and Payments due to successful marketing campaigns to increase the use of these services.
•
Growth in Drafts and Transfers, where interbank transfers hit a historic high of 8.9 million transfers in March and registered a 67.9% increase with regard to the level reported in March 2021. Expansion in this component of income was led by interbank transfers, which reflects the uptick in digital adoption and the fact that new functions have been added to digital channels to permit interbank transfers 24/7.

The aforementioned was partially offset by a drop in fee income at BCP Bolivia given that extraordinarily high income was reported in 1Q21 due to growth in fees for international transfers in Bolivia’s export sector. Nevertheless, the fees reported in 1Q22 are still higher than the historic average.
6.2. Other Non-Core Income

Non-core Other income	Quarter			% change
(S/ 000)	1Q21	4Q21	1Q22	QoQ	YoY
Net gain on securities	16,287	2,550	(56,866)	-2330.0%	-449.1%
Net gain from associates (1)	29,405	13,224	24,014	81.6%	-18.3%
Net gain on derivatives held for trading	69,723	27,049	(138)	-100.5%	-100.2%
Net gain from exchange differences	(5,536)	(8,923)	(25,390)	n.a.	n.a.
Other non-financial income	73,991	74,544	147,902	98.4%	99.9%
Total other income Non-Core	183,870	108,444	89,522	-17.4%	-51.3%
(1) Includes gains on other investments, mainly made up of the profit of Banmedica.

Non-core Other Income YoY evolution
(thousands of soles)

In the QoQ and YoY analysis, Other Non-core Income registered a decline that was primarily driven by negative results in the Net Gain on Securities at:
•	Pacifico, which recognized impairment due to a downgrade in one of its fixed income investments; and
•	Credicorp Stand-alone, due to losses on investments in Latam fixed-income and US High-Yield mutual funds, which were triggered by higher market rates.

As well as the Net Loss on Speculative Derivatives at:

•	BCP Stand-alone, which utilized a strategy where these losses were offset by higher interest income on investments in fixed income in LC; and
•	Credicorp Capital, which employed a trading strategy where the decrease in gains on derivatives was offset by an increase in the net gain on securities in Colombia.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
07 Insurance Underwriting Results

The insurance underwriting result continues to recover, driven by normalization in claims in the Life business.

Net earned premiums rose YoY in both the Life and P&C businesses, driven by Group Life and Medical Assistance products respectively.

Insurance underwriting result (1)		Quarter			% change
S/ 000		1Q21	4Q21	1Q22	QoQ	YoY
Total	Net earned premiums	643,928	712,087	690,536	-3.0%	7.2%
	Net claims	(623,353)	(509,279)	(478,506)	-6.0%	-23.2%
	Acquisition cost	(85,822)	(75,152)	(70,484)	-6.2%	-17.9%
	Total insurance underwriting result	(65,247)	127,657	141,546	10.9%	n.a.
	Loss Ratio	96.8%	71.5%	69.3%	-220 pbs	-2750 pbs
Life	Net earned premiums	343,158	375,454	365,492	-2.7%	6.5%
	Net claims	(501,713)	(350,672)	(315,718)	-10.0%	-37.1%
	Loss Ratio	146.2%	93.4%	86.4%	-700 pbs	-5980 pbs
P&C	Net earned premiums	284,423	318,949	308,891	-3.2%	8.6%
	Net claims	(114,132)	(149,749)	(156,851)	4.7%	37.4%
	Loss Ratio	40.1%	47.0%	50.8%	380 pbs	1070 pbs
(1) Includes net fees and underwriting expenses.

From a QoQ perspective, the underwriting result improved. This reflected a 10.0% decrease in claims in the Life business, which was associated with a drop in reported cases and in IBNR COVID-19 reserve releases, which reflect the fact that the third wave of the pandemic has been less severe. This result was partially mitigated by a drop in net earned premiums in the Life and P&C businesses.

From a YoY perspective, the insurance underwriting result returned to positive terrain boosted by the following drivers:

•
The drop in claims of 37.1% in the Life business, which was attributable to COVID-19 reserve release. This decline reflects the fact that the second wave hit in 1Q21, generating excess mortality, whereas 1Q22 was met by favorable advances in vaccination.

•	A growth of 6.5% and 8.6% in net earned premiums in Life and in P&C businesses respectively; and
•	A 17.9% drop in the acquisition cost, which reflects a reduction in commissions (fees paid) after a contract in the alliance channel ended.

Net Earned Premiums by business

Net Earned Premiums in Life(1)
(S/ millions)

Net earned premiums in P&C(1)
(S/ millions)

(1) Total premiums less premiums ceded to reinsurance and premium reserves.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
07. Insurance Underwriting Results
In the QoQ analysis, net earned premiums in the Life Insurance Business fell 2.7%. This reduction was attributable to: (i) Credit Life given that premiums registered in the previous quarter at Mibanco regularized and a contract in the alliance channel expired; (ii) Individual Life, due to a decrease in the exchange rate. In the P&C business, net earned premiums fell 3.2%; this reflected  a seasonal effect on renewals in 4Q21, which was mainly attributable to Cars and the Commercial Lines.

In the YoY analysis, net earned premiums in the Life business increased 6.5%, which was driven mainly by Group Life, in line with price adjustments and with an increase in sales of Complementary Insurance for Occupational Risk (SCTR). Net earned premiums rose 8.6% in the P&C business driven by: (i) Medical assistance, due to price increases for Comprehensive Health Products and an increase in sales of Oncological Products, (ii) Personal lines, due to an uptick in digital sales for Card Protection Products, and (iii) Commercial lines, due to growth in sales of policies for transportation.

Net claims by business
Net Loss Ratio
The total loss ratio stood at 69.3% and fell 220bps QoQ, which reflected a decrease in claims in the Life business (-700bps QoQ). This drop was attributable to a release of IBNR COVID-19 reserves in 1Q22 and to a decrease in reported claims, which reflected an improvement in the sanitary situation. The loss ratio in the P&C business increased 380bps QoQ, which was primarily attributable to an increase in claims in Commercial Lines and in the Transportation and Machinery segments in particular.

In the YoY analysis, the total loss ratio improved due to a 23.2% reduction in net claims. This drop was driven primarily by a release of IBNR COVID-19 reserves in the Life business and by a decrease in reported claims , which reflected the positive evolution of the vaccination process.

It is important to note that the loss ratio in 1Q22 in the Life business stood at 86.4%, which is close to the 75.6% reported in 2019 (pre-pandemic levels). In the P&C business, the ratio stood at 50.8%, which fell below the level registered pre-pandemic (53.8%).

Acquisition Cost

Acquisition cost	Quarter			% change
S/000
	1Q21	4Q21	1Q22	QoQ	YoY
Net fees	(55,605)	(56,359)	(39,875)	-29.2%	-28.3%
Underwriting expenses	(31,557)	(22,526)	(31,286)	38.9%	-0.9%
Underwriting income	1,340	3,734	678	-81.8%	-49.4%
Acquisition cost	(85,822)	(75,152)	(70,484)	-6.2%	-17.9%

Finally, the acquisition cost fell 6.2% QoQ and 17.9% YoY, which was primarily attributable to a decrease in net fees in the Life business after a contract in the alliance channel expired.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
08 Operating Expenses

Operating Expenses increased YoY due to higher transactional cost; an uptick in expenses for the digital strategy; and a,n increase in variable compensation, which reflects growth in earnings this quarter. QoQ expenses reduction reflects the impact of seasonality in the fourth quarter.

Operating expenses	Quarter			% change
S/ 000	1Q21	4Q21	1Q22	QoQ	YoY
Salaries and employees benefits	857,559	1,013,176	977,953	-3.5%	14.0%
Administrative, general and tax expenses	580,842	899,290	725,539	-19.3%	24.9%
Depreciation and amortization	166,765	181,660	164,514	-9.4%	-1.3%
Association in participation	13,906	13,965	7,691	-44.9%	-44.7%
Acquisition cost (1)	85,822	75,152	70,484	-6.2%	-17.9%
Operating expenses	1,704,894	2,183,243	1,946,181	-10.9%	14.2%
(1) The acquisition cost of Pacifico includes net fees and underwriting expenses.

QoQ, expenses decreased as the fourth quarter of each year is marked by higher expenses due to seasonality.

Operating expenses rose YoY due to:

•
Administrative and General Expenses and Taxes rose; this was primarily attributable to growth in transactional cost in a context of higher transacted volumes and to investment in the digital transformation strategy; and

•
An increase in Employee Salaries and Social Benefits, which reflects the uptick registered in reserves in the first quarter of the year due to earnings growth this quarter and to moves to hire IT profiles under the organization’s digital transformation strategy.

Administrative and general expenses and taxes
Administrative general, and tax expenses	Quarter			% change
S/000	1Q21	4Q21	1Q22	QoQ	YoY
IT expenses and IT third-party services	137,033	234,556	200,757	-14.4%	46.5%
Advertising and customer loyalty programs	72,326	76,266	110,497	44.9%	52.8%
Audit Services, Consulting and professional fees	68,808	185,896	74,063	-60.2%	7.6%
Taxes and contributions	41,725	62,644	52,518	-16.2%	25.9%
Infrastructure maintenance and repair	27,443	97,026	29,939	-69.1%	9.1%
Transport and communications	40,382	66,026	40,164	-39.2%	-0.5%
Agents' Fees	25,036	27,960	27,018	-3.4%	7.9%
Leases of low value and short-term	20,902	15,530	20,931	34.8%	0.1%
Miscellaneous supplies	14,819	15,035	19,077	26.9%	28.7%
Security and protection	17,630	16,381	16,726	2.1%	-5.1%
Electricity and water	15,959	14,384	15,476	7.6%	-3.0%
Subscriptions and quotes	13,183	14,717	13,437	-8.7%	1.9%
Insurances	10,691	13,957	10,677	-23.5%	-0.1%
Electronic processing	8,274	7,574	8,916	17.7%	7.8%
Cleaning	9,968	4,987	7,693	54.3%	-22.8%
Services by third-party	5,282	43,598	4,506	-89.7%	-14.7%
Others (1)	51,381	2,753	73,144	2556.9%	42.4%
Total administrative and general expenses	580,842	899,290	725,539	-19.3%	24.9%
(1) Others consists mainly of security and protection services, cleaning service, representation expenses, electricity and water utilities, insurance policy expenses, subscription expenses and commission expenses.

Administrative and general expenses and taxes rose due to:

•	Growth in expenses for IT and System Outsourcing, which was related to the development of IT projects; and
•
Higher transactional expenses for the Customer Loyalty Program due to an uptick in consumption of LATAM miles through the customer loyalty program, which in turn reflect growth in 1Q22 in consumption with credit and debit cards.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
08. Operating Expenses
Physical Point of contact evolution (1)

Physical Channels	As of			change (units)
	Mar 21	Dec 21	Mar 22	QoQ	YoY
Branches	760	716	706	- 10	- 54
ATMs	3,156	3,233	3,319	86	163
Agentes	7,170	8,364	8,148	- 216	978
Total	11,086	12,313	12,173	- 140	1,087

(1)	Includes physical point of contact of BCP Stand-alone, BCP Bolivia and Mibanco Peru

Credicorp’s digital transformation strategy allowed it to reduce its number of branches by 10 in QoQ terms and 54 in the YoY comparison. The Group is betting on cost-efficient physical channels such as ATMs and Agentes, which rose by 163 and 978 in YoY terms, respectively. Credicorp expects that digital transformation will continue to drive down total expenses.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
09 Operating Efficiency

The efficiency ratio deteriorated 50bps YoY due to higher transactional cost and growth in expenses related to digital transformation. If we exclude expenses related to disruptive initiatives (Yape + Krealo), the efficiency ratio stands at 42.5%, or 200bps lower than reported.  If we exclude these expenses in the calculation for 1Q21 and 1Q22, the efficiency improves 50bps YoY.

Operating efficiency	Quarter			% change
S/000	1Q21	4Q21	1Q22	QoQ	YoY
Operating expenses (1)	1,704,894	2,183,243	1,946,181	-10.9%	14.2%
Operating income (2)	3,871,563	4,414,799	4,376,339	-0.9%	13.0%
Efficiency ratio (3)	44.0%	49.5%	44.5%	-500 pbs	50 pbs
(1)	Operating expenses = Salaries and employee’s benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost.
(2)
Operating income = Net interest, similar income and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Net premiums earned

(3)	Operating expenses / Operating income.

Efficiency ratio reported by subsidiary

	BCP Individual	BCP Bolivia	Mibanco Peru	Mibanco Colombia	Pacífico	Prima AFP	Credicorp

4Q20	40.2%	59.7%	62.0%	78.3%	37.4%	46.5%	44.0%
3Q21	47.4%	70.0%	55.6%	67.4%	35.2%	61.2%	49.5%
4Q21	40.6%	59.9%	53.0%	79.2%	36.1%	54.5%	44.5%
% change QoQ	-680 pbs	-1010 pbs	-260 pbs	1180 pbs	90 pbs	-670 pbs	-500 pbs
% change YoY	40 pbs	20 pbs	-900 pbs	90 pbs	-130 pbs	800 pbs	50 pbs

QoQ, the efficiency ratio registered an improvement given that expenses are higher in the last quarter of every year due to seasonality.

YoY the deterioration in the efficiency ratio was primarily due to growth in expenses at BCP Stand-alone, which were attributable to higher transactional cost; digital strategy investments; and to an increase in reserves due to an uptick in earnings this quarter.

The 900bps YoY improvement in efficiency at Mibanco Peru, which was driven by advances in the process to implement the hybrid model, were insufficient to offset the aforementioned deterioration. Mibanco’s hybrid model has generated an uptick in income due to an increase in loans generated by leads and disbursed through alternative channels, which has bolstered growth in volumes and int the loan margin while holding related costs down.

It is important to note that Credicorp continues to invest in internal disruptive initiatives (Yape) and in its Corporate Venture Capital Center (Krealo) to expand existing markets while generating efficiencies. The impact of these initiatives on the efficiency ratio for 1Q21 is 200bps. If we exclude these initiatives from the calculations for 1Q21 and 1Q22, Credicorp's efficiency ratio improves 50bps YoY.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
10 Regulatory Capital

Credicorp’s Regulatory capital ratio was 1.51 times the capital requirement.

The CET1 capital ratio at BCP Stand-alone increase 62bps YoY to 11.6%, which reflected a 9.5% growth in capital & reserves and higher accumulated earnings.

The CET1 ratio at Mibanco remained relatively stable QoQ and stood at 15.2%, while YoY increase 48bps attributable to an uptick in retained earnings and higher capitalization.

9.1 Credicorp Regulatory Capital

Credicorp’s Regulatory Capital ratio stood 1.51 times above the capital requirement at the end of 4Q21. On a QoQ basis, the ratio declined 2bps due to a decrease in the subordinated debt balance, which was impacted by a drop in the exchange rate.
On a  YoY basis, the Regulatory Capital ratio increased 4bps. Growth was attributable to a 7.8% decrease in regulatory capital, which reflected a temporary reduction in SBS’s credit risk requirement for companies in the financial system. This was partially offset by: (i) a reduction in the subordinated debt balance as 1Q20 was impacted by bond issuances in BCP Stand-alone and (ii) a decline in reserves after dividends were declared in August of last year.

9.1 Regulatory Capital BCP Stand-alone

At the end of 1Q22, BCP Stand-alone the regulatory Tier 1 capital ratio and the regulatory global capital ratio at BCP Stand-alone rose to 10.7% (+80bps QoQ) and 15.8% (+85bps QoQ) respectively. Growth in both ratios was attributable to a 4.7% increase in total regulatory capital due to: (i) capitalization of earnings from the previous year and (ii) other capital reserves. This was accompanied by a 0.9% decline in total RWAs, which was attributable to a decrease in total loans. For the Regulatory Capital ratio, the aforementioned dynamics were partially offset by an exchange rate effect on subordinated debt balances.

In the YoY analysis, regulatory Tier 1 capital ratio rose 15bps, driven by a 7.2% increase in Tier 1 regulatory capital. However, the Regulatory Global ratio declined 67bps; this reflected a decrease in the subordinated debt balance which was attributable to a debt issued in 1Q21.

As of 2022, BCP Stand-alone will report management solvency levels in IFRS accounting. Therefore, backward looking CET1 ratio figures will differ from what is reported for 1Q22 and on.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
10. Regulatory Capital
Ratio Common Equity Tier 1 – BCP Stand-alone
BCP’s Common Equity Tier 1 (CET 1) ratio fell 28bps QoQ to 11.63% at the end of 1Q22. This evolution reflected a 51.9% decrease in accumulated earnings following the dividend declared at BCP in March 2022, and higher in unrealized losses (-57.5%) in a context marked by interest rate hikes. Finally, in the YoY analysis, the CET1 ratio rose 62bps; this reflected an increase of 9.5% in capital and reserves due to capitalization of earnings from the previous year, which was partially mitigated by growth of 4.8% in RWAs.

9.3 Mibanco Regulatory Capital

At Mibanco, the Regulatory Tier 1 Capital ratio and the Global Capital ratio at Mibanco stood at 13.2% (-72bps QoQ) and 15.6% (-79bps QoQ) respectively. This was largely due to an 5.5% increase in Regulatory RWAs (+5.5%), which was in turn driven loan portfolio growth.

The YoY evolution shows decreases of 124bps and 222bps in the Tier 1 Regulatory capital and the Regulatory Global capital ratios respectively. Both variations were attributable to growth in regulatory RWAs  of 17.7% in line with loan growth.

As mentioned, in 2022, Mibanco will report management solvency levels in IFRS accounting. Therefore, backward looking CET1 ratio figures will differ from what is reported for 1Q22 and on. Finally, the CET1 Ratio remained relatively stable QoQ at 15.21% at the close of 1Q22.  In the YoY analysis, the CET1 ratio increased 48bps. This growth was attributable to an uptick in retained earnings and to higher levels of capitalization but offset by higher RWAs.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
11 Economic Outlook

Peruvian economy is expected to have grown 3.5% YoY in 1Q22 in a context marked by more typical levels of economic activity, and by favorable prices for export commodities. In 2021, GDP increased 13.3%.

The annual Inflation rate for 1Q22 closed at 6.8% YoY, which represented the highest level since August 1998. The uptick in the inflation rate was primarily driven by increases in food and energy prices due to the conflict in Ukraine, which began in February.

According to BCRP, the exchange rate closed at USDPEN 3.67 in 1Q22, which represents a decrease of 7.9% from the 3.99 registered in 4Q21.

Peru: Economic Forecast

Peru	2018	2019	2020	2021	2022 (3)
GDP (US$ Millions)	226,856	232,447	205,689	225,433	252,571
Real GDP (% change)	4.0	2.2	-11.0	13.3	2.5
GDP per capita (US$)	7,045	7,152	6,304	6,834	7,570
Domestic demand (% change)	4.2	2.3	-9.5	14.4	2.0
Gross fixed investment (as % GDP)	21.6	21.1	19.3	21.3	20.6
Public Debt (as % GDP)	25.8	26.8	34.6	36.0	35.5
System loan growth (% change)(1)	10.3	6.4	12.9	7.0	1.5
Inflation(2)	2.2	1.9	2.0	6.4	5.5
Reference Rate	2.75	2.25	0.25	2.50	6.00
Exchange rate, end of period	3.37	3.31	3.62	3.99	3.75
Exchange rate, (% change)	0.9%	1.4%	9.3%	10.3%	-6.0%
Fiscal balance (% GDP)	-2.3	-1.6	-8.9	-2.5	-2.5
Trade balance (US$ Millions)	7,197	6,614	8,196	14,756	16,500
(As % GDP)	3.2%	2.8%	4.0%	6.5%	6.5%
Exports	49,066	47,688	42,905	63,106	68,000
Imports	41,870	41,074	34,709	48,350	51,500
Current account balance (US$ Millions)	-3,915	-2,397	1,547	-6,191	-4,963
Current account balance (As % GDP)	-1.7%	-1.5%	0.8%	-2.8%	-2.0%
Net international reserves (US$ Millions)	60,121	68,316	74,707	78,495	78,500
(As % GDP)	26.5%	29.4%	36.3%	34.8%	31.1%
(As months of imports)	17	20	26	19	18
Sources: INEI, BCRP, y SBS.
(1) Financial System, Current Exchange Rate
(2) Inflation target: 1% - 3%
(3) Estimates by BCP Economic Research as of March, 2022

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
11. Economic Outlook
Main Macroeconomic Variables

Gross Domestic Product
(Annual Variations, % YoY)

Source: BCRP
*Estimate; BCP

In 1Q22, the Peruvian economy is expected to have grown 3.5% YoY. This evolution was largely attributable to economic reopening and a return to more typical levels of economic activity, as well as favorable export commodities prices. This compares with GDP growth of 3.2% in 4Q21 and 4.4% in 1Q21, while in 2021 the economy grew 13.3%.

Annual Inflation and Central Bank Reference Rate
(%)

Sources: BCRP and INEI
The annual inflation rate in 1Q22 closed at 6.8% YoY (4Q21: 6.4%), this represents the highest level since August 1998 and is well above upper limit of the Central Bank of Peru’s (BCRP) target range (1% - 3%). The uptick in inflation observed in 1Q22 was primarily driven by food and energy items, which were impacted by the war in Ukraine and by an increase in international prices for oil and agricultural products (for example, in 1Q22 compared to 4Q21, corn rose 26% and wheat, 31%). If we excluded food and energy inflation stood at 3.5% YoY, compared with 3.2% in 4Q21. PEN appreciation in 1Q22 contributed to mitigate higher international prices.
In August 2021, the Central Reserve Bank began to apply successive increases in its reference rate to control inflation and price expectations; in this scenario, the rate rose from 0.25% to 4.0% in March 2022. With these measures, the monetary authority expects it inflation expectations to return to the 1% - 3% target range in the second half of 2023.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
11. Economic Outlook
Fiscal Balance and Current Account Balance
(% of GDP, Quarter)
The annualized fiscal balance for 1Q22 was a deficit of 1.7% of GDP compared with a deficit of 2.6% in 4Q21. This significant reduction was primarily attributable to economic recovery and favorable international export prices. This context led to an uptick in revenues, where growth in income tax payments and regularization, sales tax and taxes related to mining activity and hydrocarbons were noteworthy. This was complemented by inflows of extraordinary revenues for tax debt and fiscalization efforts. Non-financial government spending contracted in a context marked by the gradual withdrawal of pandemic-related government stimulus measures.
Source: BCRP

The price of copper (COMEX) rose in 1Q22 7.92% to US$ 4.75/lb; this represented an increase of 20% with regard to 2020 and 58% with regard 2019. In annual averages, the price of copper went from US$ 2.80/ lb in 2020 to $4.24 in 2021, an increase of 55%.

The government’s annualized current revenue as of March 2022 increased by 5.5% in nominal terms compared to December 2021. This increase was primarily attributable to growth in national government tax revenues (5.8%), where higher revenue from tax regularization for fiscal year 2021; payments to the income tax account; sales tax on imports; and internal sales tax were particularly noteworthy. In this context, the general government’s current revenue to GDP ratio increased 0.8 percentage points between December 2021 and March 2022 and rose to 21.8% of GDP in the final print.

Annualized non-financial expenses by the general government as of March 2022 decreased by 0.2% in nominal terms compared to December 2021, which reflected declines of 3.6% in spending on current transfers and 1.4% in gross capital formation. Spending on salaries, goods and services rose 0.8%, primarily due to the health emergency; while recovery of expenses not related to these activities was up 1.5%; and other capital expenses to honor guarantees of loans increased 2.3%. In this scenario, the general government’s non-financial expenditure to GDP ratio decreased by 0.5 ppts between December 2021 and March 2022 21.8% of GDP in the final print.

In 4Q21, the Public Treasury successfully executed global bond issues in of USD 4 billion and Euro 1 billion. This followed the issuance of almost USD 5 billion in 1Q21. The total for 2021 was around USD 10 billion. In 1Q22, the Ministry of Economy and Finance (MEF) continued to conduct the ordinary auctions of sovereign bonds.

With regard to the Credit Rating for Peru´s Long-Run Foreign Currency Debt, in March 2022, Standard and Poor's lowered Peru’s credit rating to BBB and changed the outlook to Stable from Negative.

In terms of external accounts, the current account deficit closed at 2.8% of GDP in 2021 compared to a surplus of 0.8% in 2020. As of February 2022, exports totaled US$5,664 million, increasing 26.4% (US$ 1,183 million) from February 2021, this reflected the impact of higher metal prices and economic recovery. In February, imports totaled US$ 4,013 million, up 14.1% from February 2021, which was mainly attributable to higher import prices, and to a lesser extent, to an increase in import volumes of construction materials, oil and industrial inputs. The terms of trade decreased 0.7% in February compared to the same month of 2021, due to higher import prices (16.9%), mainly for inputs. Export prices increased 16.1% mainly due to higher prices of copper, zinc, hydrocarbons, gold, coffee and fishmeal. With these results, the trade balance registered a monthly surplus of US$ 1,651 million in February and reached a historic high of US$ 15.3 billion in the last twelve months.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
11. Economic Outlook
Exchange rate
(PEN per USD)
According to BCRP, the exchange rate closed at USDPEN 3.676 in 1Q22, (USDPEN 3.99 in 4Q21), which represents an appreciation of 7.9% compared to the level at the end of 4Q21 and a decrease of 11% with regard to the record high recorded (USDPEN 4.137). It is important to highlight that the currencies of the region followed a similar trend in during 1Q22, the Mexican Peso appreciated 3.2%; the Brazilian Real 14.9%, the Chilean Peso 7.7% and the Colombian Peso 7.4%.
Source: BCRP

In 1Q22, the BCRP made net sales in the spot foreign exchange market for US$371 million, which fell below the US$2,380 million reported in 4Q21. In 2021, BCRP accumulated net sales of US$ 11,626 million. The entity continued to use a set of foreign exchange instruments to mitigate pressures on the exchange rate: at the end of 1Q22, the balance of CDR BCRP stood at S/ 1.0 billion (4Q21: S/ 1.4 billion), and the balance of Swaps Foreign Exchange (sell) reached S/ 35.8 billion (4Q21: S/ 37.8 billion).

Net International Reserves closed 1Q22 at US$75.3 billion, below the US$78.5 billion posted in 4Q21 but higher than the US$74.7 billion observed at the end of 2020. The Central Bank's foreign exchange position stood at US$ 56.3 billion, which represented a decline of US$ 1.0 billion compared to the figure at the close of 4Q21.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
Safe Harbor for Forward-Looking Statements
This material includes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All statements other than statements of historical fact are forward-looking and may contain information about financial results, economic conditions, trends and known uncertainties. Forward-looking statements are not assurances of future performance. Instead, they are based only on our management’s current views, beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions.

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.

We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

• The occurrence of natural disasters or political or social instability in Peru;
• The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;
• Performance of, and volatility in, financial markets, including Latin-American and other markets;
• The frequency, severity and types of insured loss events;
• Fluctuations in interest rate levels;
• Foreign currency exchange rates, including the Sol/US Dollar exchange rate;
• Deterioration in the quality of our loan portfolio;
• Increasing levels of competition in Peru and other markets in which we operate;
• Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;
• Changes in the policies of central banks and/or foreign governments;
• Effectiveness of our risk management policies and of our operational and security systems;
• Losses associated with counterparty exposures;
• The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and
• Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “Item 3. Key Information—3.D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors.
You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements. We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12 Appendix

12.1. Physical Channels	44
12.2. Loan Portfolio Quality	44
12.3 Net Interest Income (INI)	48
12.4. Regulatory Capital	49
12.5. Financial Statements and Ratios by Business	52
12.5.1. Credicorp Consolidated	52
12.5.2. Credicorp Stand-alone	54
12.5.3. BCP Consolidated	55
12.5.4. BCP Stand-alone	58
12.5.5. BCP Bolivia	61
12.5.6. Mibanco	62
12.5.7. Prima AFP	63
12.5.8. Grupo Pacifico	65
12.5.9. Investment Banking & Wealth Management	67
12.6. Table of calculations	68
12.7. Glossary of terms	69

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix

12.1. Physical Channels

	As of			change (units)
	Mar 21	Dec 21	Mar 22	QoQ	YoY
Branches	388	357	351	-6	-37
ATMs	2,306	2,222	2,241	19	-65
Agentes BCP	6,860	8,054	7,838	-216	978
Total BCP's Network	9,554	10,633	10,430	-203	876

12.2. Loan Portfolio Quality

Loan Portfolio Quality (in Quarter-end Balances)

Government Program (GP) Loan Portfolio Quality (in Quarter-end Balances)
GP Portfolio quality and Delinquency ratios (1)	As of			% change
S/000	Mar 21	Dec 21	Mar 22	QoQ	YoY
GP Total loans (Quarter-end balance)	24,248,242	18,640,827	16,369,907	-12.2%	-32.5%
GP Allowance for loan losses	151,512	196,841	200,713	2.0%	32.5%
GP IOLs	-	1,075,885	1,031,670	-4.1	n.a
GP IOL ratio	0.00%	5.77%	6.30%	53 pbs	n.a
GP Allowance for loan losses over GP Total loans	0.6%	1.1%	1.2%	17 pbs	61 pbs
GP Coverage ratio of IOLs	n.a	18.3%	19.5%	116 pbs	n.a
(1)	Government Programs (GP) include Reactiva Peru and FAE.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix

Portfolio Quality Ratios by Segment
Wholesale Banking

SME-Business

SME-Pyme

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
Mortgage

Consumer

Credit Card

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
Mibanco

BCP Bolivia

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.3 Net Interest Income (INI)
INI Resume

Net Interest Income	Quarter			%change
S/000	1Q21	4Q21	1Q22	QoQ	YoY
Interest income	2,816,073	3,091,754	3,172,346	2.6%	12.7%
Interest on loans	2,432,761	2,654,383	2,685,552	1.2%	10.4%
Dividends on investments	3,221	6,212	4,320	-30.5%	34.1%
Interest on deposits with banks	7,896	23,480	35,351	50.6%	347.7%
Interest on securities	362,964	395,815	428,456	8.2%	18.0%
Other interest income	9,231	11,864	18,667	57.3%	102.2%
Interest expense	692,690	613,907	638,256	4.0%	-7.9%
Interest on deposits	222,643	222,992	258,939	16.1%	16.3%
Interest on borrowed funds	112,228	111,625	116,231	4.1%	3.6%
Interest on bonds and subordinated notes	266,971	175,690	165,496	-5.8%	-38.0%
Other interest expense	90,848	103,600	97,590	-5.8%	7.4%
Net interest income	2,123,383	2,477,847	2,534,090	2.3%	19.3%
Adjusted Net interest income (2)	2,160,511	2,457,471	2,522,080	2.6%	16.7%
Risk-adjusted Net interest income	1,565,736	2,351,065	2,276,500	-3.2%	45.4%
Average interest earning assets	227,812,456	233,016,342	228,195,289	-2.1%	0.2%
Net interest margin (3)	3.73%	4.25%	4.44%	19bps	71bps
Risk-adjusted Net interest margin (3)	2.75%	4.04%	3.99%	-5bps	124bps
Net provisions for loan losses / Net interest income	26.26%	5.12%	10.16%	5.0%	-16.1%

(1) Figures differ from previously reported, please consider the data presented on this report.
(2) Adjusted for (i) impairment from cero interest-rate loans and (ii) expenses related to liability management operations at BCP Stand-Alone.
(3) Annualized.

Net Interest Margin (NIM) and Risk Adjusted NIM by subsidiary
NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
1Q21	3.23%	10.37%	2.77%	3.73%
4Q21	3.68%	12.83%	2.71%	4.25%
1Q22	3.85%	12.71%	2.76%	4.44%
NIM: Annualized Net interest income / Average period end and period beginning interest earning assets.
Risk Adjusted NIM Breakdown	BCP Stand-alone	Mibanco	BCP Bolivia	Credicorp
1Q21	2.37%	6.81%	1.90%	2.75%
4Q21	3.48%	11.81%	2.45%	4.04%
1Q22	3.52%	10.10%	2.86%	3.99%

Risk-Adjusted NIM: (Annualized Net interest income - annualized provisions) / Average period end and period beginning interest earning assets.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.4. Regulatory Capital

Regulatory Capital and Capital Adequary Ratios
(S / thousands, IFRS)

	As of			% change

	Mar 21	Dec 21	Mar 22	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury Stocks	(207,840)	(207,538)	(207,700)	0.1%	-0.1%
Capital Surplus	224,591	228,857	227,361	-0.7%	1.2%
Legal and Other capital reserves (1)	21,707,166	21,364,272	21,292,614	-0.3%	-1.9%
Minority interest (2)	456,849	420,062	493,113	17.4%	7.9%
Loan loss reserves (3)	1,809,048	2,001,065	1,971,343	-1.5%	9.0%
Perpetual subordinated debt	-	-	-	-	-
Subordinated Debt	7,118,128	6,125,315	5,695,192	-7.0%	-20.0%
Investments in equity and subordinated debt of financial and insurance companies	(735,021)	(712,518)	(727,620)	2.1%	-1.0%
Goodwill	(812,242)	(796,859)	(809,980)	1.6%	-0.3%
Current year Net Loss	-	-	-	-	-
Deduction for subordinated debt limit (50% of Tier I excluding deductions) (4)	-	-	-	-	-
Deduction for Tier I Limit (50% of Regulatory capital) (4)	-	-	-	-	-
Total Regulatory Capital (A)	30,879,672	29,741,649	29,253,316	-1.6%	-5.3%

Tier 1 (5)	15,357,748	15,352,163	15,402,884	0.3%	0.3%
Tier 2 (6) + Tier 3 (7)	15,357,748	14,389,486	13,850,433	-3.7%	-9.8%

Financial Consolidated Group (FCG) Regulatory Capital Requirements (8)	20,121,083	18,530,113	18,372,067	-0.9%	-8.7%
Insurance Consolidated Group (ICG) Capital Requirements (9)	1,362,246	1,430,567	1,450,871	1.4%	6.5%
FCG Capital Requirements related to operations with ICG	(467,303)	(513,262)	(446,149)	-13.1%	-4.5%
ICG Capital Requirements related to operations with FCG	-	-	-	-	-
Total Regulatory Capital Requirements (B)	21,016,027	19,447,419	19,376,789	-0.4%	-7.8%
Regulatory Capital Ratio (A) / (B)	1.47	1.53	1.51
Required Regulatory Capital Ratio (10)	1.00	1.00	1.00
(1) Legal and other capital reserves include restricted capital reserves (PEN 14,745 million) and optional capital reserves (PEN 6,661 million).
(2) Minority interest includes Tier I (PEN 421 million)
(3) Up to 1.25% of total risk-weighted assets of Banco de Credito del Peru, Solucion Empresa Administradora Hipotecaria, Mibanco and ASB Bank Corp.
(4) Tier II + Tier III can not be more than 50% of total regulatory capital.
(5) Tier I = capital + restricted capital reserves + Tier I minority interest - goodwill - (0.5 x investment in equity and subordinated debt of financial and insurance companies)+ perpetual subordinated debt.
(6) Tier II = subordinated debt + TierII minority interest tier + loan loss reserves - (0.5 x  investment in equity and subordinated debt of financial and insurance companies).
(7) Tier III = Subordinated debt covering market risk only.
(8) Includes regulatory capital requirements of the financial consolidated group.
(9) Includes regulatory capital requirements of the insurance consolidated group.
(10) Regulatory Capital / Total Regulatory Capital Requirements (legal minimum = 1.00).
(*) Regulatory Capital Ratio differs from previously reported

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
Regulatory Capital and Capital Adequary Ratios
(S/ thousands, IFRS)

Regulatory Capital and Capital Adequacy Ratios	As of			% change
S/000
	Mar 21	Dec 21	Mar 22	QoQ	YoY
Capital Stock	11,317,387	11,317,387	12,176,365	7.6%	7.6%
Legal and Other capital reserves	6,707,503	6,707,831	7,516,510	12.1%	12.1%
Accumulated earnings with capitalization agreement	-	-	-	n.a.	n.a.
Loan loss reserves (1)	1,609,750	1,735,372	1,707,458	-1.6%	6.1%
Perpetual subordinated debt	-	-	-	n.a.	n.a.
Subordinated Debt	6,276,991	5,397,450	5,007,300	-7.2%	-20.2%
Investment in subsidiaries and others, net of unrealized profit and net income	(2,281,859)	(2,263,805)	(2,432,571)	7.5%	6.6%
Investment in subsidiaries and others	(2,295,243)	(2,435,661)	(2,535,289)	4.1%	10.5%
Unrealized profit and net income in subsidiaries	13,383	171,857	102,718	-40.2%	n.a.
Goodwill	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Total Regulatory Capital - SBS	23,507,689	22,772,151	23,852,979	4.7%	1.5%

Off-balance sheet	94,853,451	94,628,498	87,775,815	-7.2%	-7.5%

Regulatory Tier 1 Capital (2)	15,133,634	15,142,988	16,220,724	7.1%	7.2%
Regulatory Tier 2 Capital (3)	8,374,055	7,629,163	7,632,256	0.0%	-8.9%

Total risk-weighted assets - SBS (4)	142,854,356	152,376,235	151,045,319	-0.9%	5.7%
Credit risk-weighted assets	126,638,687	137,707,535	135,397,192	-1.7%	6.9%
Market risk-weighted assets (5)	4,708,619	2,408,770	2,231,891	-7.3%	-52.6%
Operational risk-weighted assets	11,507,050	12,259,930	13,416,236	9.4%	16.6%

Total capital requirement - SBS	16,509,727	14,433,033	14,355,691	-0.5%	-13.0%
Credit risk capital requirement	12,663,869	11,016,603	10,831,775	-1.7%	-14.5%
Market risk capital requirement	470,862	240,877	223,189	-7.3%	-52.6%
Operational risk capital requirement	1,150,705	1,225,993	1,341,624	9.4%	16.6%
Additional capital requirements	2,224,292	1,949,560	1,959,102	0.5%	-11.9%

Common Equity Tier 1 - Basel IFRS (6)	14,897,432	17,024,608	16,477,382	-3.2%	10.6%
Capital and reserves	17,512,648	17,512,975	19,180,633	9.5%	9.5%
Retained earnings	723,680	3,615,646	1,740,668	-51.9%	140.5%
Unrealized gains (losses)	(68,242)	(495,371)	(780,063)	57.5%	n.a
Goodwill and intangibles	(1,179,722)	(1,302,414)	(1,266,218)	-2.8%	7.3%
Investments in subsidiaries	(2,090,931)	(2,306,228)	(2,397,638)	4.0%	14.7%

Risk-Weighted Assets - Basel IFRS (7)	135,266,151	142,915,780	141,698,998	-0.9%	4.8%
Total risk-weighted assets	142,854,356	152,376,235	151,045,319	-0.9%	5.7%
(-) RWA Intangible assets, excluding goodwill.	9,387,483	10,993,753	10,798,886	-1.8%	15.0%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	1,280,595	1,001,471	882,435	-11.9%	-31.1%
(+) RWA Deferred tax assets generated as a result of past losses	-	-	-	n.a.	n.a.
(+) IFRS Adjustments (11)	518,683	531,826	570,130	7.2%	9.9%

Capital ratios
Regulatory Tier 1 ratio (8)	10.59%	9.94%	10.74%	80 bps	15 bps
Common Equity Tier 1 ratio (9)(12)	11.01%	11.91%	11.63%	-28 bps	62 bps
Regulatory Global Capital ratio (10)	16.46%	14.94%	15.79%	85 bps	-67 bps
Risk-weighted assets / Regulatory capital	6.08	6.69	6.33	-5.4%	4.2%

(1) Up to 1.25% of total risk-weighted assets.
(2) Regulatory Tier 1 Capital = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) -  Goodwill - (0.5 x Investment in subsidiaries)  + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(3) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves + Unrestricted Reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).
(4) Since July 2012, Total  Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)
(5) It includes capital requirement to cover price and rate risk.
(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains. Figures differ from previously reported cause current calculations are based on IFRS figures.
(7) Adjusted Risk-Weighted Assets =  Risk-weighted assets  - ( RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses). Figures differ from previously reported cause current calculations are based on IFRS figures.
(8) Regulatory Tier 1 Capital /  Total Risk-weighted assets
(9) Common Equity Tier I / Adjusted Risk-Weighted Assetsd Risk-Weighted Assets
(10) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011)
(11) Adjustments for differences in balance assets under Local Accounting (which regulatory Rwas are calculated) and IFRS in the Right of  use account (lease). As of March 2022, the 'Right of Use' account increased to S/ 364M, explained the 64% of the adjustment. The rest adjustments correspond to differences in stock of provisions and Deferred Taxes.
(12) Common Equity Tier I calculated based on IFRS Accounting

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
Regulatory Capital and Capital Adequacy Ratios at Mibanco
(S / thousands)

	As of			% change
	Mar 21	Dec 21	Mar 22	QoQ	YoY
Capital Stock	1,714,577	1,714,577	1,840,606	7.4%	7.4%
Legal and Other capital reserves	246,305	246,305	264,221	7.3%	7.3%
Accumulated earnings with capitalization agreement	5	143,318	-	-100.0%	-100.0%
Loan loss reserves (1)	139,073	155,006	163,711	5.6%	17.7%
Perpetual subordinated debt				n.a.	n.a.
Subordinated Debt	285,000	185,000	185,000	0.0%	-35.1%
Investment in subsidiaries and others, net of unrealized profit and net income	-	-	-	n.a.	n.a.
Investment in subsidiaries and others	-	-	-	n.a.	n.a.
Unrealized profit and net income in subsidiaries	-	-	-	n.a.	n.a.
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Accumulated Losses	-	-	-	n.a.	n.a.
Total Regulatory Capital - SBS	2,245,780	2,305,026	2,314,357	0.4%	3.1%

Regulatory Tier 1 Capital (2)	1,823,859	1,962,285	1,962,906	0.0%	7.6%
Regulatory Tier 2 Capital (3)	426,804	342,741	351,451	2.5%	-17.7%

Total risk-weighted assets - SBS (4)	12,595,303	14,055,965	14,825,319	5.5%	17.7%
Credit risk-weighted assets	10,530,894	12,017,913	12,747,979	6.1%	21.1%
Market risk-weighted assets (5)	184,495	149,357	177,097	18.6%	-4.0%
Operational risk-weighted assets	1,879,913	1,888,695	1,900,243	0.6%	1.1%

Total capital requirement	1,399,942	1,533,787	1,618,510	5.5%	15.6%
Credit risk capital requirement	1,053,089	1,201,791	1,274,798	6.1%	21.1%
Market risk-weighted assets	18,450	14,936	17,710	18.6%	-4.0%
Operational risk capital requirement	187,991	188,869	190,024	0.6%	1.1%
Additional capital requirements	140,412	128,191	135,978	6.1%	-3.2%

Common Equity Tier 1 - Basel IFRS (6)	1,741,594	2,030,025	2,133,203	5.1%	22.5%
Capital and reserves	2,489,011	2,489,011	2,632,956	5.8%	5.8%
Retained earnings	(371,757)	(119,674)	(160,683)	-34.3%	56.8%
Unrealized gains (losses)	2,041	(6,548)	(8,191)	25.1%	n.a.
Goodwill and intangibles	(322,050)	(332,765)	(330,879)	-0.6%	2.7%
Excess DT of 10% CET1 Basilea	(55,651)	-	-	n.a.	-100.0%

Adjusted Risk-Weighted Assets - Basel IFRS (7)	11,826,458	13,324,701	14,024,211	5.2%	18.6%
Total risk-weighted assets	12,595,303	14,055,965	14,825,319	5.5%	17.7%
(-) RWA Intangible assets, excluding goodwill.	840,797	1,175,376	1,166,501	-0.8%	38.7%
(+) RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1	226,264	224,040	161,572	-27.9%	-28.6%
(+) IFRS Adjustments	280,073	188,455	170,181	-9.7%	-39.2%
(+) RWA for Market Risk difference (exchange risk) for temporary difference	-	31,618	33,640	6.4%	n.a.
(-) RWA assets that exceed 10% of CET1 SBS	426,732	-	-	n.a.	-100.0%
(-) RWA difference between excees SBS and Basel methodology	7,652	-	-	n.a.	-100.0%

Capital ratios
Regulatory Tier 1 ratio (8)	14.48%	13.96%	13.24%	-72 bps	-124 bps
Common Equity Tier 1 ratio (9)(11)	14.73%	15.24%	15.21%	-3 bps	48 bps
Regulatory Global Capital ratio (10)	17.83%	16.40%	15.61%	-79 bps	-222 bps
Risk-weighted assets / Regulatory capital	5.61	6.10	6.41	5.0%	14.2%

(1) Up to 1.25% of total risk-weighted assets.
(2) Regulatory Tier 1 Capital = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) -  Goodwill - (0.5 x Investment in subsidiaries)  + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(3) Regulatory Tier 2 Capital = Subordinated debt + Loan loss reserves + Unrestricted Reserves + (0.5 x Unrealized profit and net income in subsidiaries) - (0.5 x Investment in subsidiaries).
(4) Since July 2012, Total  Risk-weighted assets = Credit risk-weighted assets * 1.00 + Capital requirement to cover market risk * 10 + Capital requirement to cover operational risk * 10 * 1.00 (since July 2014)
(5) It includes capital requirement to cover price and rate risk.
(6) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles and net deferred taxes that rely on future profitability) + retained earnings + unrealized gains.
(7) Adjusted Risk-Weighted Assets =  Risk-weighted assets  - ( RWA Intangible assets, excluding goodwill, + RWA Deferred tax assets generated as a result of temporary differences in income tax, in excess of 10% of CET1, + RWA Deferred tax assets generated as a result of past losses). Figures differ from previously reported cause current calculations are based on IFRS figures.
(8) Regulatory Tier 1 Capital /  Total Risk-weighted assets
(9) Common Equity Tier I / Adjusted Risk-Weighted Assetsd Risk-Weighted Assets
(10) Total Regulatory Capital / Total Risk-weighted assets (legal minimum = 10% since July 2011)
(11) Common Equity Tier I calculated based on IFRS Accounting

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.5. Financial Statements and Ratios by Business
12.5.1. Credicorp Consolidated

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In S/  thousands, IFRS)

	As of			% change
	Mar 21	Dec 21	Mar 22	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	7,281,695	6,925,332	6,748,517	-2.6%	-7.3%
Interest bearing	31,895,249	32,395,408	29,563,512	-8.7%	-7.3%

Total cash and due from banks	39,176,944	39,320,740	36,312,029	-7.7%	-7.3%

Cash collateral, reverse repurchase agreements and securities borrowing	1,769,690	1,766,948	1,516,855	-14.2%	-14.3%

Fair value through profit or loss investments	8,083,128	5,928,497	4,628,870	-21.9%	-42.7%
Fair value through other comprehensive income investments	45,681,969	34,758,443	35,452,509	2.0%	-22.4%
Amortized cost investments	5,647,635	8,265,559	8,064,050	-2.4%	42.8%

Loans	137,031,239	147,597,412	144,621,513	-2.0%	5.5%
Current	132,162,756	142,046,154	138,748,514	-2.3%	5.0%
Internal overdue loans	4,868,483	5,551,258	5,872,999	5.8%	20.6%
Less - allowance for loan losses	(9,744,298)	(8,477,308)	(8,262,383)	-2.5%	-15.2%
Loans, net	127,286,941	139,120,104	136,359,130	-2.0%	7.1%

Financial assets designated at fair value through profit or loss	888,420	974,664	856,337	-12.1%	-3.6%
Accounts receivable from reinsurers and coinsurers	981,379	1,198,379	1,166,096	-2.7%	18.8%
Premiums and other policyholder receivables	827,807	921,103	873,505	-5.2%	5.5%
Property, plant and equipment, net	1,996,860	1,895,196	1,864,825	-1.6%	-6.6%
Due from customers on acceptances	532,584	532,404	524,448	-1.5%	-1.5%
Investments in associates	620,603	658,697	629,009	-4.5%	1.4%
Intangible assets and goodwill, net	2,599,291	2,710,080	2,703,238	-0.3%	4.0%
Other assets (1)	8,109,764	6,771,170	6,949,490	2.6%	-14.3%

Total Assets	244,203,015	244,821,984	237,900,391	-2.8%	-2.6%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	48,469,215	51,851,206	50,939,859	-1.8%	5.1%
Interest bearing	100,157,124	98,489,656	96,976,105	-1.5%	-3.2%
Total deposits and obligations	148,626,339	150,340,862	147,915,964	-1.6%	-0.5%

Payables from repurchase agreements and securities lending	26,657,010	22,013,866	19,388,995	-11.9%	-27.3%
BCRP instruments	24,303,193	19,692,474	17,532,350	-11.0%	-27.9%
Repurchase agreements with third parties	1,159,587	1,296,277	1,218,028	-6.0%	5.0%
Repurchase agreements with customers	1,194,230	1,025,115	638,617	-37.7%	-46.5%

Due to banks and correspondents	5,305,933	7,212,946	6,362,990	-11.8%	19.9%
Bonds and notes issued	17,863,198	17,078,829	16,044,671	-6.1%	-10.2%
Banker’s acceptances outstanding	532,584	532,404	524,448	-1.5%	-1.5%
Reserves for property and casualty claims	2,248,082	2,555,580	2,475,580	-3.1%	10.1%
Reserve for unearned premiums	9,561,612	9,978,931	9,482,582	-5.0%	-0.8%
Accounts payable to reinsurers	290,866	463,825	414,506	-10.6%	42.5%
Financial liabilities at fair value through profit or loss	772,385	325,571	232,185	-28.7%	-69.9%
Other liabilities	7,326,432	7,281,731	7,656,939	5.2%	4.5%

Total Liabilities	219,184,441	217,784,545	210,498,860	-3.3%	-4.0%

Net equity	24,529,958	26,496,767	26,872,626	1.4%	9.6%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(207,840)	(207,534)	(207,700)	0.1%	-0.1%
Capital surplus	224,591	228,853	227,361	-0.7%	1.2%
Reserves	21,707,166	21,364,272	21,292,614	-0.3%	-1.9%
Unrealized gains and losses	840,581	235,902	(449,414)	-290.5%	-153.5%
Retained earnings	646,467	3,556,281	4,690,772	31.9%	625.6%

Non-controlling interest	488,616	540,672	528,905	-2.2%	8.2%

Total Net Equity	25,018,574	27,037,439	27,401,531	1.3%	9.5%

Total liabilities and equity	244,203,015	244,821,984	237,900,391	-2.8%	-2.6%

Off-balance sheet	150,250,539	151,136,879	142,337,944	-5.8%	-5.3%
Total performance bonds, stand-by and L/Cs.	21,761,484	22,914,343	21,196,817	-7.5%	-2.6%
Undrawn credit lines, advised but not committed	90,946,335	88,382,322	80,155,277	-9.3%	-11.9%
Total derivatives (notional) and others	37,542,720	39,840,214	40,985,850	2.9%	9.2%
(1) Includes mainly accounts receivables from brokerage and others.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix

CREDICORP LTD. AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In S/ thousands, IFRS)

	Quarter			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Interest income and expense
Interest and dividend income	2,816,073	3,091,754	3,172,346	2.6%	12.7%
Interest expense (1)	(692,690)	(613,907)	(638,256)	4.0%	-7.9%
Net interest income	2,123,383	2,477,847	2,534,090	2.3%	19.3%

Gross provision for credit losses on loan portfolio	(622,982)	(229,804)	(350,681)	52.6%	-43.7%
Recoveries of written-off loans	65,335	103,022	93,091	-9.6%	42.5%
Provision for credit losses on loan portfolio, net of recoveries	(557,647)	(126,782)	(257,590)	103.2%	-53.8%

Risk-adjusted net interest income	1,565,736	2,351,065	2,276,500	-3.2%	45.4%

Non-financial income
Fee income	830,771	924,161	891,031	-3.6%	7.3%
Net gain on foreign exchange transactions	179,889	269,354	262,196	-2.7%	45.8%
Net gain on sales of securities	16,287	2,550	(56,866)	n.a.	n.a.
Net gain from associates	29,405	13,224	24,014	81.6%	-18.3%
Net gain on derivatives held for trading	69,723	27,049	(138)	-100.5%	-100.2%
Net gain from exchange differences	(5,536)	(8,923)	(25,390)	n.a.	n.a.
Other non-financial income	73,991	74,544	147,902	98.4%	99.9%
Total non-financial income	1,194,530	1,301,959	1,242,749	-4.5%	4.0%

Insurance underwriting result
Net earned premiums	643,928	712,087	690,536	-3.0%	7.2%
Net claims	(623,353)	(509,278)	(478,506)	-6.0%	-23.2%
Acquisition cost (1)	(85,822)	(75,152)	(70,484)	-6.2%	-17.9%
Total insurance underwriting result	(65,247)	127,657	141,546	10.9%	n.a.

Total expenses
Salaries and employee benefits	(857,559)	(1,013,176)	(977,953)	-3.5%	14.0%
Administrative, general and tax expenses	(580,842)	(899,290)	(725,539)	-19.3%	24.9%
Depreciation and amortization	(166,765)	(181,660)	(164,514)	-9.4%	-1.3%
Impairment loss on goodwill	-	-	-	n.a.	n.a.
Association in participation	(13,906)	(13,965)	(7,691)	-44.9%	-44.7%
Other expenses	(61,199)	(113,483)	(74,485)	-34.4%	21.7%
Total expenses	(1,680,271)	(2,221,574)	(1,950,182)	-12.2%	16.1%

Profit before income tax	1,014,748	1,559,107	1,710,613	9.7%	68.6%

Income tax	(337,599)	(471,860)	(546,001)	15.7%	61.7%

Net profit	677,149	1,087,247	1,164,612	7.1%	72.0%
Non-controlling interest	16,351	26,631	27,786	4.3%	69.9%
Net profit attributable to Credicorp	660,798	1,060,616	1,136,826	7.2%	72.0%

(1) The acquisition cost of Pacifico includes net fees and underwriting expenses.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.5.2. Credicorp Stand-alone

Credicorp Ltd.
Separate Statement of Financal Position
(S/ thousands, IFRS)

	As of			% change
	Mar 21	Dec 21	Mar 22	QoQ	YoY
ASSETS
Cash and cash equivalents	800,622	179,104	168,634	-5.8%	-78.9%
At fair value through profit or loss	583,176	1,050,218	947,826	-9.7%	n.a
Fair value through other comprehensive income investments	490,778	346,979	343,373	-1.0%	-30.0%
In subsidiaries and associates investments	28,688,953	31,168,827	31,647,183	1.5%	10.3%
Loans	-	-	-	0.0%	0.0%
Other assets	137,049	322	106	-67.1%	-99.9%

Total Assets	30,700,578	32,745,450	33,107,122	1.1%	7.8%

LIABILITIES AND NET SHAREHOLDERS' EQUITY

Dividend Payable	-	-	-	n.a.	n.a.
Bonds and notes issued	1,875,925	1,980,311	1,850,185	-6.6%	-1.4%
Other liabilities	133,300	159,403	195,286	22.5%	46.5%

Total Liabilities	2,009,225	2,139,714	2,045,471	-4.4%	1.8%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	21,417,403	20,945,491	20,945,491	0.0%	-2.2%
Unrealized results	652,340	62,163	(638,233)	n.a.	n.a.
Retained earnings	4,918,075	7,894,547	9,050,858	14.6%	84.0%

Total net equity	28,691,353	30,605,736	31,061,651	1.5%	8.3%

Total Liabilities And Equity	30,700,578	32,745,450	33,107,122	1.1%	7.8%

	Quarter			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Interest income

Net share of the income from investments in subsidiaries and associates	676,484	1,092,707	676,484	-38.1%	0.0%
Interest and similar income	3,038	308	3,038	886.4%	0.0%
Net gain on financial assets at fair value through profit or loss	-4,494	(2,258)	-	-100.0%	n.a
Total income	675,028	1,090,757	(4,494)	-100.4%	-100.7%

Interest and similar expense	(13,363)	(15,018)		-100.0%	n.a
Administrative and general expenses	(4,761)	(7,601)	(13,363)	75.8%	180.7%
Total expenses	(18,124)	(22,619)	(4,761)	-79.0%	-73.7%

Operating income	656,904	1,068,138	656,904	-38.5%	0.0%

Exchange differences, net	(1,268)	(142)	(1,268)	793.0%	0.0%
Other, net	(5)	(8)	(5)	-37.5%	0.0%
Profit before income tax	655,631	1,067,988	655,631	-38.6%	0.0%
Income tax	(19,229)	(19,228)	(19,229)	0.0%	n.a
Net income	636,402	1,048,760	636,402	-39.3%	0.0%

Double Leverage Ratio	99.99%	101.84%	101.89%	5pbs	189pbs

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.5.3. BCP Consolidated

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF FINANCIAL POSITION
(In S/  thousands, IFRS)

	As of			% change
	Mar 21	Dec 21	Mar 22	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,227,840	4,895,726	4,959,579	1.3%	-5.1%
Interest bearing	30,566,460	30,481,516	28,253,501	-7.3%	-7.6%
Total cash and due from banks	35,794,300	35,377,242	33,213,080	-6.1%	-7.2%

Cash collateral, reverse repurchase agreements and securities borrowing	772,790	344,460	202,127	-41.3%	-73.8%

Fair value through profit or loss investments	3,549,042	1,261,896	729,168	-42.2%	-79.5%
Fair value through other comprehensive income investments	31,556,758	19,367,305	20,234,741	4.5%	-35.9%
Amortized cost investments	5,466,463	7,677,804	7,538,562	-1.8%	37.9%

Loans	124,970,804	134,734,202	132,578,949	-1.6%	6.1%
Current	120,335,694	129,311,792	126,930,472	-1.8%	5.5%
Internal overdue loans	4,635,110	5,422,410	5,648,477	4.2%	21.9%
Less - allowance for loan losses	(9,090,737)	(7,937,985)	(7,769,920)	-2.1%	-14.5%
Loans, net	115,880,067	126,796,217	124,809,029	-1.6%	7.7%

Property, furniture and equipment, net (1)	1,729,286	1,628,645	1,593,758	-2.1%	-7.8%
Due from customers on acceptances	532,584	532,404	524,448	-1.5%	-1.5%
Other assets (2)	6,455,086	6,321,863	6,100,840	-3.5%	-5.5%

Total Assets	201,736,376	199,307,836	194,945,753	-2.2%	-3.4%

Liabilities and Equity
Deposits and obligations
Non-interest bearing (1)	44,470,186	44,598,038	45,297,294	1.6%	1.9%
Interest bearing (1)	88,611,086	87,552,576	85,125,304	-2.8%	-3.9%
Total deposits and obligations	133,081,272	132,150,614	130,422,598	-1.3%	-2.0%

Payables from repurchase agreements and securities lending	24,839,353	20,250,739	18,064,487	-10.8%	-27.3%
BCRP instruments	24,303,193	19,692,474	17,532,350	-11.0%	-27.9%
Repurchase agreements with third parties	536,160	558,265	532,137	-4.7%	-0.8%
Due to banks and correspondents	5,040,881	6,684,191	5,872,463	-12.1%	16.5%
Bonds and notes issued	15,301,214	14,482,984	13,575,977	-6.3%	-11.3%
Banker’s acceptances outstanding	532,584	532,404	524,448	-1.5%	-1.5%
Financial liabilities at fair value through profit or loss	461,069	-	-	0.0%	-100.0%
Other liabilities (3)	4,197,747	4,444,071	6,211,275	39.8%	48.0%
Total Liabilities	183,454,120	178,545,003	174,671,248	-2.2%	-4.8%

Net equity	18,165,016	20,633,464	20,140,022	-2.4%	10.9%
Capital stock	11,024,006	11,024,006	11,882,984	7.8%	7.8%
Reserves	6,488,641	6,488,969	7,297,648	12.5%	12.5%
Unrealized gains and losses	(68,242)	(495,371)	(780,063)	n.a.	n.a.
Retained earnings	720,611	3,615,860	1,739,453	-51.9%	141.4%

Non-controlling interest	117,240	129,369	134,483	4.0%	14.7%

Total Net Equity	18,282,256	20,762,833	20,274,505	-2.4%	10.9%

Total liabilities and equity	201,736,376	199,307,836	194,945,753	-2.2%	-3.4%

Off-balance sheet	130,403,638	136,495,830	131,406,579	-3.7%	0.8%
Total performance bonds, stand-by and L/Cs.	20,320,600	21,203,561	19,638,213	-7.4%	-3.4%
Undrawn credit lines, advised but not committed	73,973,965	75,333,998	70,893,784	-5.9%	-4.2%
Total derivatives (notional) and others	36,109,073	39,958,271	40,874,582	2.3%	13.2%

(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other receivable accounts and tax credit.
(3) Mainly includes other payable accounts.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
CONSOLIDATED STATEMENT OF INCOME
(In S/ thousands, IFRS)

	Quarter			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Interest income and expense
Interest and dividend income	2,407,997	2,626,005	2,712,960	3.3%	12.7%
Interest expense (1)	(555,008)	(459,334)	(494,035)	7.6%	-11.0%
Net interest income (1)	1,852,989	2,166,671	2,218,925	2.4%	19.7%

Provision for credit losses on loan portfolio	(585,257)	(224,506)	(340,235)	51.5%	-41.9%
Recoveries of written-off loans	61,096	95,748	86,428	-9.7%	41.5%
Provision for credit losses on loan portfolio, net of recoveries	(524,161)	(128,758)	(253,807)	97.1%	-51.6%

Risk-adjusted net interest income	1,328,828	2,037,913	1,965,118	-3.6%	47.9%

Non-financial income
Fee income	631,778	749,416	731,705	-2.4%	15.8%
Net gain on foreign exchange transactions	173,465	239,930	242,504	1.1%	39.8%
Net gain on securities	42,112	(7,511)	(1,898)	-74.7%	n.a.
Net gain on derivatives held for trading	12,320	27,477	(10,978)	-140.0%	-189.1%
Net gain from exchange differences (1)	(2,821)	(4,593)	(17,051)	n.a.	n.a.
Others	58,392	33,562	120,328	258.5%	106.1%
Total other income (1)	915,246	1,038,281	1,064,610	2.5%	16.3%

Total expenses
Salaries and employee benefits	(603,175)	(715,877)	(694,339)	-3.0%	15.1%
Administrative expenses (1)	(433,717)	(694,702)	(532,560)	-23.3%	22.8%
Depreciation and amortization (1)	(127,578)	(137,757)	(126,426)	-8.2%	-0.9%
Other expenses	(49,176)	(65,712)	(49,556)	-24.6%	0.8%
Total expenses (1)	(1,213,646)	(1,614,048)	(1,402,881)	-13.1%	15.6%

Profit before income tax	1,030,428	1,462,146	1,626,847	11.3%	57.9%

Income tax	(274,798)	(416,361)	(466,694)	12.1%	69.8%

Net profit	755,630	1,045,785	1,160,153	10.9%	53.5%
Non-controlling interest	(580)	(5,979)	(5,157)	-13.7%	n.a.
Net profit attributable to BCP Consolidated	755,050	1,039,806	1,154,996	11.1%	53.0%

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix

BANCO DE CREDITO DEL PERU AND SUBSIDIARIES
SELECTED FINANCIAL INDICATORS

	Quarter
	1Q21	4Q21	1Q22
Profitability
Earnings per share (1)	0.062	0.085	0.095
ROAA (2)(3)	1.5%	2.1%	2.3%
ROAE (2)(3)	16.6%	20.7%	22.7%
Net interest margin (2)(3)	3.82%	4.45%	4.63%
Risk adjusted NIM (2)(3)	2.74%	4.19%	4.10%
Funding Cost (2)(3)(4)	1.26%	1.05%	1.16%

Quality of loan portfolio
IOL ratio	3.71%	4.02%	4.26%
NPL ratio	5.11%	5.33%	5.52%
Coverage of IOLs	196.1%	146.4%	137.6%
Coverage of NPLs	142.3%	110.6%	106.2%
Cost of risk (5)	1.68%	0.38%	0.77%

Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	43.7%	48.7%	42.8%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	2.34%	3.08%	2.75%

Share Information
N° of outstanding shares (Million)	12,176	12,176	12,176

(1) Shares outstanding of 12,176 million is used for all periods since shares have been issued only for capitalization of profits.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(5) Cost of risk: Annualized provision for loan losses / Total loans.
(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.5.4. BCP Stand-alone

BANCO DE CREDITO DEL PERU
STATEMENT OF FINANCIAL POSITION
(S/  thousands, IFRS)

	As of			% change
	Mar 21	Dec 21	Mar 22	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,774,267	4,366,498	4,429,348	1.4%	-7.2%
Interest bearing	29,710,731	29,965,362	27,448,742	-8.4%	-7.6%
Total cash and due from banks	34,484,998	34,331,860	31,878,090	-7.1%	-7.6%

Cash collateral, reverse repurchase agreements and securities borrowing	772,790	344,460	202,127	-41.3%	-73.8%

Fair value through profit or loss investments	3,549,042	1,261,896	729,168	-42.2%	-79.5%
Fair value through other comprehensive income investments	30,302,999	18,041,469	18,749,758	3.9%	-38.1%
Amortized cost investments	5,174,978	7,384,150	7,249,994	-1.8%	40.1%

Loans	112,597,400	122,752,170	120,541,004	-1.8%	7.1%
Current	109,158,605	118,242,794	115,852,249	-2.0%	6.1%
Internal overdue loans	3,438,795	4,509,376	4,688,755	4.0%	36.3%
Less - allowance for loan losses	(7,218,294)	(6,786,094)	(6,616,033)	-2.5%	-8.3%
Loans, net	105,379,106	115,966,076	113,924,971	-1.8%	8.1%

Property, furniture and equipment, net (1)	1,386,433	1,332,705	1,314,065	-1.4%	-5.2%
Due from customers on acceptances	532,584	532,404	524,448	-1.5%	-1.5%
Investments in associates	2,106,918	2,333,611	2,429,540	4.1%	15.3%
Other assets (2)	5,485,436	5,492,025	5,360,983	-2.4%	-2.3%

Total Assets	189,175,284	187,020,656	182,363,144	-2.5%	-3.6%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	44,464,518	44,590,124	45,294,239	1.6%	1.9%
Interest bearing	80,288,334	79,200,967	76,416,598	-3.5%	-4.8%
Total deposits and obligations	124,752,852	123,791,091	121,710,837	-1.7%	-2.4%

Payables from repurchase agreements and securities lending	22,313,686	18,042,526	16,093,566	-10.8%	-27.9%
BCRP instruments	21,777,527	17,484,261	15,561,430	-11.0%	-28.5%
Repurchase agreements with third parties	536,159	558,265	532,137	-4.7%	-0.8%
Due to banks and correspondents	4,288,270	5,842,071	4,905,616	-16.0%	14.4%
Bonds and notes issued	15,010,690	14,294,675	13,319,276	-6.8%	-11.3%
Banker’s acceptances outstanding	532,584	532,404	524,448	-1.5%	-1.5%
Financial liabilities at fair value through profit or loss	461,069	-	-	n.a	n.a
Other liabilities (3)	3,648,048	3,884,639	5,668,164	45.9%	55.4%
Total Liabilities	171,007,199	166,387,406	162,221,907	-2.5%	-5.1%

Net equity	18,168,085	20,633,250	20,141,237	-2.4%	10.9%
Capital stock	11,024,006	11,024,006	11,882,984	7.8%	7.8%
Reserves	6,488,641	6,488,969	7,297,648	12.5%	12.5%
Unrealized gains and losses	(68,242)	(495,371)	(780,063)	n.a.	-100.0%
Retained earnings	723,680	3,615,646	1,740,668	-51.9%	140.5%

Total Net Equity	18,168,085	20,633,250	20,141,237	-2.4%	10.9%

Total liabilities and equity	189,175,284	187,020,656	182,363,144	-2.5%	-3.6%

Off-balance sheet	117,468,548	133,169,883	127,873,817	-4.0%	8.9%
Total performance bonds, stand-by and L/Cs.	20,320,875	21,203,561	19,638,213	-7.4%	-3.4%
Undrawn credit lines, advised but not committed	74,532,576	73,424,937	68,137,602	-7.2%	-8.6%
Total derivatives (notional) and others	22,615,097	38,541,385	40,098,002	4.0%	77.3%

(1) Mainly includes intangible assets, other receivable accounts and tax credit.
(2) Mainly includes other payable accounts.
(3) Mainly includes sundry accounts payable.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
BANCO DE CREDITO DEL PERU
STATEMENT OF INCOME
(S/ thousands, IFRS)

	Quarter			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Interest income and expense
Interest and dividend income	1,939,749	2,059,066	2,120,216	3.0%	9.3%
Interest expense (1)	(492,099)	(399,009)	(414,863)	4.0%	-15.7%
Net interest income	1,447,650	1,660,057	1,705,353	2.7%	17.8%

Provision for credit losses on loan portfolio	(435,378)	(161,595)	(202,768)	25.5%	-53.4%
Recoveries of written-off loans	50,025	68,765	56,125	-18.4%	12.2%
Provision for credit losses on loan portfolio, net of recoveries	(385,353)	(92,830)	(146,643)	58.0%	-61.9%

Risk-adjusted net interest income	1,062,297	1,567,227	1,558,710	-0.5%	46.7%

Other income
Fee income	614,423	719,473	706,861	-1.8%	15.0%
Net gain on foreign exchange transactions	172,489	237,450	238,738	0.5%	38.4%
Net gain on securities	41,963	115,361	90,463	-21.6%	115.6%
Net gain from associates	14,110	(7,952)	5,701	n.a.	n.a.
Net gain on derivatives held for trading	11,828	26,429	(9,976)	-137.7%	-184.3%
Net gain from exchange differences	(3,052)	(1,993)	(10,017)	n.a.	n.a.
Others	49,931	34,444	110,750	221.5%	121.8%
Total other income	901,692	1,123,212	1,132,520	0.8%	25.6%

Total expenses
Salaries and employee benefits	(418,397)	(512,934)	(501,213)	-2.3%	19.8%
Administrative expenses	(379,632)	(621,878)	(463,927)	-25.4%	22.2%
Depreciation and amortization (2)	(103,864)	(117,924)	(105,859)	-10.2%	1.9%
Other expenses	(42,193)	(48,719)	(43,686)	-10.3%	3.5%
Total expenses	(944,086)	(1,301,455)	(1,114,685)	-14.4%	18.1%

Profit before income tax	1,019,903	1,388,984	1,576,545	13.5%	54.6%

Income tax	(264,385)	(353,540)	(420,120)	18.8%	58.9%

Net profit attributable to BCP Stand-alone	755,518	1,035,444	1,156,425	11.7%	53.1%

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
SELECTED FINANCIAL INDICATORS

	Quarter
	1Q21	4Q21	1Q22
Profitability
ROAA (2)(3)	1.6%	2.2%	2.5%
ROAE (2)(3)	16.6%	20.6%	22.7%
Net interest margin (2)(3)	3.23%	3.68%	3.85%
Risk adjusted NIM (2)(3)	2.37%	3.48%	3.52%
Funding Cost (2)(3)(4)	1.20%	0.98%	1.04%

Quality of loan portfolio
IOL ratio	3.05%	3.67%	3.89%
NPL ratio	4.54%	5.04%	5.22%
Coverage of IOLs	209.9%	150.5%	141.1%
Coverage of NPLs	141.2%	109.6%	105.2%
Cost of risk (5)	1.37%	0.30%	0.49%

Operating efficiency
Oper. expenses as a percent. of total income - reported (6)	40.2%	47.4%	40.7%
Oper. expenses as a percent. of av. tot. assets (2)(3)(6)	1.94%	2.65%	2.32%

(1) Shares outstanding of 12,176 million is used for all periods since shares have been issued only for capitalization of profits.
(2) Ratios are annualized.
(3) Averages are determined as the average of period-beginning and period-ending balances.
(4) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(5) Cost of risk: Annualized provision for loan losses / Total loans.
(6) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.5.5. BCP Bolivia

BCP BOLIVIA
(S/ thousands, IFRS)

	As of			% change
	Mar 21	Dec 21	Mar 22	QoQ	YoY
ASSETS
Cash and due from banks	2,124,586	2,374,838	2,220,657	-6.5%	4.5%
Investments	1,568,083	1,778,292	1,598,725	-10.1%	2.0%
Total loans	8,822,909	9,596,816	8,890,948	-7.4%	0.8%
Current	8,435,719	9,471,577	8,688,239	-8.3%	3.0%
Internal overdue loans	188,432	89,850	170,937	90.2%	-9.3%
Refinanced	198,758	35,390	31,772	-10.2%	-84.0%
Allowance for loan losses	(487,161)	(448,075)	(404,078)	-9.8%	-17.1%
Net loans	8,335,748	9,148,741	8,486,870	-7.2%	1.8%
Property, plant and equipment, net	55,179	67,170	62,645	-6.7%	13.5%
Other assets	386,073	430,775	368,350	-14.5%	-4.6%
Total assets	12,469,669	13,799,816	12,737,246	-7.7%	2.1%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	10,691,224	11,554,075	10,678,175	-7.6%	-0.1%
Due to banks and correspondents	89,702	106,430	89,938	-15.5%	0.3%
Bonds and subordinated debt	173,208	185,592	171,787	-7.4%	-0.8%
Other liabilities	795,200	1,119,145	1,007,946	-9.9%	26.8%
Total liabilities	11,749,334	12,965,242	11,947,847	-7.8%	1.7%

Net equity	720,335	834,574	789,399	-5.4%	9.6%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	12,469,669	13,799,816	12,737,246	-7.7%	2.1%

	Quarter			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Net interest income	75,189	83,842	81,157	-3.2%	7.9%
Provision for loan losses, net of recoveries	(23,581)	(7,908)	2,858	-136.1%	-112.1%
Net interest income after provisions	51,608	75,934	84,015	10.6%	62.8%
Non-financial income	35,623	48,202	39,645	-17.8%	11.3%
Total expenses	(64,743)	(90,747)	(72,563)	-20.0%	12.1%
Translation result	(12)	10	17	68.9%	-238.2%
Income taxes	(11,023)	(10,866)	(30,640)	182.0%	178.0%
Net income	11,453	22,532	20,474	9.1%	78.8%

Efficiency ratio	59.7%	70.0%	59.9%	-1010 pbs	20 pbs
ROAE	6.5%	10.8%	10.1%	-70 pbs	360 pbs
L/D ratio	82.5%	83.1%	83.3%	20 pbs	74 pbs
IOL ratio	2.14%	0.94%	1.92%	100 pbs	-22 pbs
NPL ratio	4.39%	1.31%	2.28%	100 pbs	-211 pbs
Coverage of IOLs	258.5%	498.7%	236.4%	-26230 pbs	-2214 pbs
Coverage of NPLs	125.8%	357.8%	199.3%	-15850 pbs	7352 pbs
Branches	55	44	45	1	-10
Agentes	850	1011	1078	67	228
ATMs	310	310	310	0	0
Employees	1,618	1,568	1,586	18	-32

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.5.6. Mibanco
MIBANCO
(In S/ thousands, IFRS)

	As of			% change
	Mar 21	Dec 21	Mar 22	QoQ	YoY
ASSETS
Cash and due from banks	1,373,259	1,107,339	1,400,085	26.4%	2.0%
Investments	1,528,708	1,591,562	1,746,228	9.7%	14.2%
Total loans	12,990,370	13,512,892	13,983,905	3.5%	7.6%
Current	11,724,305	12,544,853	12,965,841	3.4%	10.6%
Internal overdue loans	1,187,277	905,082	951,029	5.1%	-19.9%
Refinanced	78,789	62,957	67,035	6.5%	-14.9%
Allowance for loan losses	-1,862,739	-1,145,702	-1,146,067	0.0%	-38.5%
Net loans	11,127,631	12,367,190	12,837,838	3.8%	15.4%
Property, plant and equipment, net	151,052	144,237	139,875	-3.0%	-7.4%
Other assets	1,120,807	952,303	854,944	-10.2%	-23.7%
Total assets	15,301,458	16,162,630	16,978,970	5.1%	11.0%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	8,371,900	8,426,058	8,782,960	4.2%	4.9%
Due to banks and correspondents	1,423,122	2,413,663	2,952,092	22.3%	107.4%
Bonds and subordinated debt	290,524	188,310	256,701	36.3%	-11.6%
Other liabilities	3,096,616	2,771,810	2,523,136	-9.0%	-18.5%
Total liabilities	13,182,162	13,799,841	14,514,889	5.2%	10.1%

Net equity	2,119,295	2,362,789	2,464,082	4.3%	16.3%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	15,301,458	16,162,630	16,978,970	5.1%	11.0%

	Quarter			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Net interest income	403,407	505,001	512,222	1.4%	27.0%
Provision for loan losses, net of recoveries	-138,718	-40,058	-105,337	163.0%	-24.1%
Net interest income after provisions	264,689	464,943	406,885	-12.5%	53.7%
Non-financial income	28,339	31,668	30,620	-3.3%	8.0%
Total expenses	-268,751	-314,635	-288,029	-8.5%	7.2%
Translation result	-	-	-	0.0%	0.0%
Income taxes	-10,222	-62,113	-46,540	-25.1%	355.3%
Net income	14,055	119,863	102,935	-14.1%	N/A

Efficiency ratio	62.0%	55.6%	53.0%	-258 pbs	-900 pbs
ROAE	2.7%	20.8%	17.1%	-377 pbs	1440 pbs
ROAE incl. Goowdill	2.5%	19.7%	16.3%	-347 pbs	1380 pbs
L/D ratio	155.2%	160.4%	159.2%	-115 pbs	400 pbs
IOL ratio	9.1%	6.7%	6.8%	10 pbs	-230 pbs
NPL ratio	9.7%	7.2%	7.3%	12 pbs	-240 pbs
Coverage of IOLs	156.9%	126.6%	120.5%	-608 pbs	-3640 pbs
Coverage of NPLs	147.1%	118.4%	112.6%	-578 pbs	-3450 pbs
Branches (1)	317	315	310	-5	-7
Employees	10,483	9,878	9,810	-68	-673

(1) Includes Banco de la Nacion branches, which in March 21, December 21 and March 22 were 34.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.5.7. Prima AFP

Prima AFP
(S/ thousands, IFRS)

	Quarter			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Income from commissions	97,600	89,170	93,192	4.5%	-4.5%
Administrative and sale expenses	(38,878)	(46,757)	(43,800)	-6.3%	12.7%
Depreciation and amortization	(5,923)	(6,144)	(6,215)	1.1%	4.9%
Operating income	52,799	36,269	43,178	19.0%	-18.2%
Other income and expenses, net (profitability of lace)	(1,554)	10,406	(4,133)	-139.7%	165.9%
Income tax	(16,227)	(10,400)	(13,194)	26.9%	-18.7%
Net income before translation results	35,018	36,275	25,851	-28.7%	-26.2%
Translations results	(422)	(812)	(1,416)	74.4%	235.5%
Net income	34,596	35,463	24,434	-31.1%	-29.4%
ROAE (1)	21.3%	25.5%	19.8%	-566 pbs	-147 pbs

	As of			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Total assets	1,016,650	839,772	872,173	3.9%	-14.2%
Total liabilities	416,933	265,185	460,279	73.6%	10.4%
Net shareholders' equity	599,717	574,587	411,894	-28.3%	-31.3%

The net profitability of lace and mutual funds is being presented net of taxes, for which the retroactive change was made (it was presented gross before)
(1) Net shareholders' equity includes unrealized gains from Prima's investment portfolio.
Funds under management
Funds under management	Dec 21	% share	Mar 22	% share
Fund 0	1,277	3.2%	1,240	3.1%
Fund 1	6,286	15.7%	5,960	15.1%
Fund 2	27,836	69.4%	27,387	69.3%
Fund 3	4,725	11.8%	4,924	12.5%
Total S/ Millions	40,125	100%	39,510	100%
Source: SBS.
Nominal profitability over the last 12 months
	Dec 21 / Dec 20	Mar 22 / Mar 21
Fund 0	0.7%	1.2%
Fund 1	-2.2%	-4.0%
Fund 2	6.4%	1.1%
Fund 3	18.9%	11.6%

AFP commissions
Fee based on flow	1.60%	Applied to the affiliates' monthly remuneration.
Mixed fee
Flow	0.18%	Applied to the affiliates' monthly remuneration since June 2017. Feb 17- may 17 =0.87%.
Balance	1.25%	Applies annualy to the new balance since February 2013 for new affiliates to the system and beginning on June 2013 for old affiliates who have chosen this commission scheme.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
Main indicators
Main indicators and market share	Prima 4Q21	System 4Q21	% share 4Q21	Prima 1Q22	System 1Q22	% Share 1Q22
Affiliates	2,349,596	8,251,977	28.5%	2,349,153	8,387,918	28.0%
New affiliations (1)	-	138,417	0.0%	-	93,252	0.0%
Funds under management (S/ Millions)	40,125	133,310	30.1%	39,510	132,214	29.9%
Collections (S/ Millions)	1073	3,647	29.4%	1030	3,536	29.1%
Voluntary contributions (S/ Millions) (3)	1,043	2,721	38.3%	980	2,600	37.7%
RAM (S/ Millions) (2)	1,334	4,380	30.5%	1,376	4,571	30.1%
Source: SBS
(1) As of June 2019, another AFP has the exclusivity of affiliations.
(2) Prima AFP estimate: Average of aggregated income for flow during the last 4 months, excluding special collections and voluntary contribution fees.
(3) Figure 4Q21 differ from previously reported.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.5.8. Grupo Pacifico

GRUPO PACIFICO*
(S/ in thousands )

	As of			% change
	Mar 21	Dec 21	Mar 22	QoQ	YoY
Total assets	15,743,014	16,487,225	15,630,799	-5.2%	-0.7%
Invesment on securities (6)	12,210,160	12,491,114	11,951,579	-4.3%	-2.1%
Technical reserves	11,826,778	12,543,226	11,962,492	-4.6%	1.1%
Net equity	2,374,371	2,280,033	2,205,194	-3.3%	-7.1%

	Quarter			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Net earned premiums	651,510	714,026	692,774	-3.0%	6.3%
Net claims	(627,791)	(509,279)	(478,506)	-6.0%	-23.8%
Net fees	(142,700)	(165,647)	(149,160)	-10.0%	4.5%
Net underwriting expenses	(30,218)	(18,792)	(30,608)	62.9%	1.3%
Underwriting result	(149,198)	20,309	34,499	69.9%	-123.1%
Medical services gross margin
Net financial income	149,457	163,616	148,315	-9.4%	-0.8%

Total expenses	(108,836)	(131,029)	(121,720)	-7.1%	11.8%

Other income	3,241	17,650	12,339	-30.1%	n.a
Traslations results	566	(1,559)	(5,416)	n.a	n.a
EPS business deduction	23,377	8,785	14,653	66.8%	-37.3%
Medical Assistance insurance deduction	(13,906)	(13,965)	(7,691)	-44.9%	-44.7%
Income tax	(1,399)	(1,486)	(2,684)	80.7%	91.9%

Income before minority interest	(96,698)	62,321	72,294	16.0%	-174.8%
Non-controlling interest	(1,730)	(760)	(1,348)	77.2%	-22.1%

Net income	(98,428)	61,560	70,946	15.2%	-172.1%

Ratios
Ceded	18.2%	21.4%	21.5%	10 pbs	330 pbs
Loss ratio (1)	96.4%	71.3%	69.1%	-220 pbs	-2730 pbs
Fees + underwriting expenses, net / net earned premiums	26.5%	25.8%	25.9%	10 pbs	-60 pbs
Operating expenses / net earned premiums	16.7%	18.4%	17.6%	-80 pbs	90 pbs
ROAE (2)(3)	-14.5%	11.9%	12.9%	100 pbs	2740 pbs
Return on written premiums	-9.8%	4.8%	6.0%	120 pbs	1580 pbs
Combined ratio of Life (4)	133.4%	96.7%	89.6%	-710 pbs	-4380 pbs
Combined ratio of P&C (5)	85.5%	86.5%	94.4%	790 pbs	890 pbs
Equity requirement ratio (7)	1.25	1.18	1.24	600 pbs	-100 pbs
*Financial statements without consolidation adjustments.
(1) Excluding investments in real estate.
(2) Net claims / Net earned premiums.
(3) Includes unrealized gains.
(4) Annualized and average are determined as the average of period beginning and period ending.
(5) (Net claims / Net earned premiums) + Reserves / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums] - (Net Financial Income without real state sales, securities sales, impairment loss and fluctuation / Net earned premiums).
(6) (Net claims / Net earned premiums) + [(Acquisition cost + total expenses) / Net earned premiums].
(7) Support to cover credit risk, market risk and operational risk.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
From 1Q15 and on, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:

•	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;

•	corporate health insurance (dependent workers); and

•	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

Corporate health insurance and Medical services
(S/ in thousands )

	Quarter			% change
	1Q21	4Q21	1Q22	QoQ	YoY
Results
Net earned premiums	277,944	303,539	314,362	3.6%	13.1%
Net claims	(215,638)	(271,100)	(276,082)	1.8%	28.0%
Net fees	(12,309)	(13,613)	(13,671)	0.4%	11.1%
Net underwriting expenses	(2,877)	(2,282)	(3,263)	43.0%	13.4%
Underwriting result	47,120	16,544	21,346	29.0%	-54.7%

Net financial income	1,188	1,351	1,883	39.4%	58.5%
Total expenses	(20,709)	(25,499)	(18,870)	-26.0%	-8.9%
Other income	-417	3,940	1,226	-68.9%	-393.9%
Traslations results	1,385	(2,818)	(4,397)	56.0%	-417.5%
Income tax	(8,645)	(118)	(424)	258.1%	-95.1%

Net income before Medical services	19,921	-6,601	763	n.a	-96.2%

Net income of Medical services	26,750	24,088	28,460	18.1%	6.4%

Net income	46,671	17,487	29,222	67.1%	-37.4%

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.5.9. Investment Banking & Wealth Management

Investment Banking & Wealth Management
(S/ thousands, IFRS)

Investment Banking and Wealth Management	Quarter			% change
S/ 000	1Q21	4Q21	1Q22	QoQ	YoY
Net interest income	23,087	14,681	19,340	31.7%	-16.2%
Non-financial income	178,065	184,296	179,997	-2.3%	1.1%
Fee income	147,594	155,193	137,586	-11.3%	-6.8%
Net gain on foreign exchange transactions	12,288	15,822	10,646	-32.7%	-13.4%
Net gain on sales of securities	-44,052	-6,334	10,696	n.a	n.a
Derivative Result	56,265	-435	10,841	n.a	-80.7%
Result from exposure to the exchange rate	-1,001	763	2,227	191.9%	n.a
Other income	6,971	19,287	8,001	-58.5%	14.8%
Operating expenses (1)	-156,685	-189,766	-162,258	-14.5%	3.6%
Operating income	44,467	9,211	37,079	302.6%	-16.6%
Income taxes	-7,137	347	-1,548	n.a	-78.3%
Non-controlling interest	629	923	757	-18.0%	20.3%
Net income	36,701	8,635	34,774	302.7%	-5.3%

(1) Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.6. Table of calculations

(1) Averages are determined as the average of period-beginning and period-ending balances.
(2) Includes total deposits, due to banks and correspondents, BCRP instruments, repurchase agreements and bonds and notes issued.
(3) Does not include Life insurance business.
(4) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(5) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.

Earnings Release 1Q / 2022	Analysis of 1Q22 Consolidated Results
12. Appendix
12.7. Glossary of terms

Term	Definition
Government Program Loans ("GP" or "GP Loans")	Loan Portfolio related to Reactiva Peru and FAE-Mype programs to respond quickly and effectively to liquidity needs and maintain the payment chain.
Structural Loans	Loan Portfolio excluding GP Loans.
Non-Recurring Events at Interest Income	Impairment charge (related to the government facility that allowed for deferment of certain installments at zero cost) and subsequent amortization thereof.
Non-Recurring Events at Interest Expenses	Charges related to the liability management operation at BCP Stand-alone (3Q20 and 1Q21).
Structural Cost of Risk	Cost of Risk related to the Structural Loans. It excludes, in the numerator, provisions for credit losses on GP loans, and in the denominator, the total amount of GP Loans.
Structural NPL ratio	NPL Ratio related to Structural Loans. It excludes the impact of GP Loans.
Structural NIM	NIM related to Structural Loans and Other Interest Earning Assets. It deducts the impact of GP Loans and Non-recurring Events from Interest Income and Interest Expenses.
Structural Funding Cost	Funding Cost deducting the impact in expenses and funding related to GP Loans and deducting Non-recurring Events from Interest Expenses